    As filed with the Securities and Exchange Commission on October 2, 2002

                              Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
                    ----------------------------------------
                           (Exact Name of Registrant)

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                    ----------------------------------------
                               (Name of Depositor)

             3003 77th Avenue, S.E., Mercer Island, Washington 98040
             -------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (206) 232-8400

Name and Address of Agent for Service:           Copy to:

John R. Patton, FLMI, FLHC, CLU, ChFC            Mary Jane Wilson-Bilik, Esq.
Assistant Vice President -- Staff Operations     Sutherland Asbill & Brennan LLP
Farmers New World Life Insurance Company         1275 Pennsylvania Avenue, N.W.
3003 77th Avenue, S.E.                           Washington, D.C. 20004-2415
Mercer Island, Washington 98040

                  Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement.

                               -------------------

                      Title of securities being registered:
     Units of interest in a separate account under flexible premium variable life insurance policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

PROSPECTUS _______ __, 2002

================================================================================

        FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (ACCUMULATOR VUL)
                                    ISSUED BY
                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                                     THROUGH
                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A

 HOME OFFICE:                               SERVICE CENTER:

 3003 - 77TH AVENUE, S.E.                   P.O. BOX 724208
 MERCER ISLAND, WASHINGTON  98040           ATLANTA, GEORGIA  31139
 (206) 232-8400                             1-877-376-8008 (TOLL FREE)
                                            8:00 A.M. TO 6:00 P.M. EASTERN TIME

================================================================================

This prospectus describes the Accumulator VUL, an individual, flexible premium variable life insurance policy (the "Policy") issued by Farmers New World Life Insurance Company. The Policy provides life insurance, with a life insurance benefit (the death benefit proceeds) payable if the insured dies while the Policy is in force. The amount of life insurance, and the number of years the Policy is in force, may increase or decrease, depending on the investment experience of the subaccounts of the Farmers Variable Life Separate Account A ("variable account") in which you invest. You choose one of two death benefit options.

INVESTMENT RISK -- Your Contract Value will vary according to the investment performance of the portfolio(s) in which you invest and the Policy charges deducted. You bear the investment risk on amounts you allocate to the subaccounts. YOU MAY BE REQUIRED TO PAY ADDITIONAL PREMIUMS TO KEEP THE POLICY IN FORCE. The Policy is not suitable as a short-term savings vehicle because the surrender charge is considerable.

LOANS, WITHDRAWALS AND SURRENDERS- You may borrow against or withdraw money from this Policy, within limits. Loans and withdrawals reduce the Policy's death benefit proceeds and its Surrender Value, and increase the risk that your Policy will lapse without value. If your Policy lapses while loans are outstanding, you will have no Surrender Value and you will likely have to pay a significant amount in taxes.

TAX RISK -- Tax laws are unclear in a variety of areas. You should review the "Federal Tax Considerations" section of this prospectus carefully, ESPECIALLY IF YOU ARE PURCHASING THIS POLICY WITH THE INTENTION OF TAKING POLICY LOANS OR PARTIAL SURRENDERS AT ANY TIME IN THE FUTURE, OR IF YOU INTEND TO KEEP THE POLICY IN FORCE AFTER THE INSURED REACHES AGE 100. You should consult a tax advisor to learn more about the tax risks of this Policy.

This prospectus provides basic information that a prospective owner should know before investing. You should keep this prospectus for future reference.

You should consider whether this Policy is suitable for you in light of your life insurance needs. REPLACING YOUR EXISTING LIFE INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE. IN ADDITION, IT MAY NOT BE TO YOUR ADVANTAGE TO FINANCE THE PURCHASE OR TO MAINTAIN THIS POLICY THROUGH A LOAN OR THROUGH WITHDRAWALS FROM ANOTHER POLICY.

INVESTING IN THIS POLICY INVOLVES RISK, INCLUDING POSSIBLE LOSS OF PREMIUMS. PLEASE READ THE "RISK SUMMARY" SECTION OF THIS PROSPECTUS. IT DESCRIBES SOME OF THE RISKS ASSOCIATED WITH INVESTING IN THE POLICY.

This Policy has __ funding choices -- one fixed account (paying a guaranteed minimum fixed rate of interest) and __ subaccounts. The subaccounts invest in the following __ portfolios:

[ ]  DEUTSCHE ASSET MANAGEMENT VIT FUNDS
         Equity 500 Index Fund -- Class __ Shares

[ ]  WM VARIABLE TRUST  -- CLASS 2 SHARES
     STRATEGIC ASSET MANAGEMENT PORTFOLIOS
         WM Strategic Growth Portfolio
         WM Conservative Growth Portfolio

         WM Balanced Portfolio
         WM Conservative Balanced Portfolio
         WM Flexible Income Portfolio

[ ]  WM VARIABLE TRUST -- CLASS 2 SHARES
     EQUITY FUNDS
         WM Equity Income Fund
         WM Growth & Income Fund
         WM West Coast Equity Fund
         WM Growth Fund
         WM Mid Cap Stock Fund
         WM Small Cap Stock Fund
         WM International Growth Fund

[ ]  WM VARIABLE TRUST -- CLASS 2 SHARES
     FIXED-INCOME FUNDS
         WM Short Term Income Fund
         WM U.S. Government Securities Fund
         WM Income Fund
         WM Money Market Fund

AN INVESTMENT IN THIS POLICY IS NOT A BANK DEPOSIT, AND THE POLICY IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


   A prospectus for each of the portfolios available through this Policy must accompany this prospectus. Please read these documents before investing and save them for future reference.


  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THIS
       POLICY OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE.
          ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

TABLE OF CONTENTS
================================================================================

GLOSSARY......................................................................1

POLICY SUMMARY................................................................4
    The Policy in General.....................................................4
    Premiums..................................................................4
    Investment Options........................................................5
    Contract Value............................................................5
    Charges and Deductions....................................................6
    Portfolio Expense Table...................................................7
    Surrenders and Withdrawals................................................8
    Death Benefits............................................................8
    Transfers.................................................................8
    Loans.....................................................................9

RISK SUMMARY..................................................................9
    Investment Risk...........................................................9
    Risk of Lapse.............................................................9
    Tax Risks................................................................10
    Limits on Cash Withdrawals...............................................11
    Loan Risks...............................................................11
    Effects of Surrender Charges.............................................11
    Comparison with Other Insurance Policies.................................11
    Illustrations............................................................12

FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE FIXED ACCOUNT...............12
    Farmers New World Life Insurance Company.................................12
    The Fixed Account........................................................12

THE VARIABLE ACCOUNT AND THE PORTFOLIOS......................................13
    The Variable Account.....................................................13
    The Portfolios...........................................................13
        Investment Objectives of the Portfolios..............................14
    Availability of the Portfolios...........................................15
    Your Right to Vote Portfolio Shares......................................16

THE POLICY...................................................................16
    Purchasing a Policy......................................................16
    Tax-Free `Section 1035' Exchanges........................................16
    When Insurance Coverage Takes Effect.....................................17
    Ownership Rights.........................................................17
        Changing the Owner...................................................17
        Selecting and Changing the Beneficiary...............................18
        Assigning the Policy.................................................18
    Canceling a Policy.......................................................18

PREMIUMS.....................................................................18
    Premium Flexibility......................................................18
    Minimum Premiums.........................................................19
    Planned Premiums.........................................................20
    Allocating Premiums......................................................20

CONTRACT VALUES..............................................................21
    Surrender Value..........................................................21
    Subaccount Value.........................................................21
    Subaccount Unit Value....................................................22
    Fixed Account Value......................................................23
    Loan Account Value.......................................................

CHARGES AND DEDUCTIONS........................................................23
    Premium Deductions........................................................24
    Monthly Deduction.........................................................24
        Cost of Insurance.....................................................24
    Mortality and Expense Risk Charge.........................................26
    Surrender Charge..........................................................27
    Transfer Charge...........................................................27
    Portfolio Expenses........................................................28
    Other Charges.............................................................28

DEATH BENEFIT.................................................................28
    Death Benefit Proceeds....................................................28
    Death Benefit Options.....................................................29
    Changing Death Benefit Options............................................30
    Effects of Withdrawals on the Death Benefit...............................31
    Changing the Principal Sum................................................31
    Payment Options...........................................................33

SURRENDERS AND WITHDRAWALS....................................................34
    Surrenders................................................................34
    Partial Withdrawals.......................................................35

TRANSFERS.....................................................................35
    Third Party Transfers.....................................................36
    Excessive Trading Limits..................................................36
    Dollar Cost Averaging Program.............................................36
    Telephone Transfers.......................................................37

LOANS.........................................................................37
    Loan Conditions:..........................................................38
    Effects of Policy Loans...................................................38

POLICY LAPSE..................................................................39
    Lapse.....................................................................39
    Reinstatement.............................................................39

FEDERAL TAX CONSIDERATIONS....................................................40
    Tax Status of the Policy..................................................40
    Tax Treatment of Policy Benefits..........................................40

OTHER POLICY INFORMATION......................................................43
    Our Right to Contest the Policy...........................................43
    Suicide Exclusion.........................................................43
    Misstatement of Age or Sex................................................43
    Modifying the Policy......................................................44
    State Variations..........................................................44
    When We Will Make Payments................................................44
    Reports to Owners.........................................................45
    Policy Termination........................................................45
    Supplemental Benefits (Riders)............................................45

PERFORMANCE DATA..............................................................46
    Hypothetical Illustrations Based on Adjusted Historic Portfolio
    Performance...............................................................46

ADDITIONAL INFORMATION........................................................46
    Sale of the Policies......................................................46
    Legal Matters.............................................................47
    Legal Proceedings.........................................................47
    Experts...................................................................47
    Financial Statements......................................................47
    Farmers' Executive Officers and Directors.................................48

ILLUSTRATIONS.................................................................51

APPENDIX A -- GUARANTEED MAXIMUM COST OF INSURANCE RATES.....................A-1


APPENDIX B -- FINANCIAL STATEMENTS...........................................B-1

GLOSSARY
================================================================================
      For your convenience, we are providing a glossary of the special terms we use in this prospectus.

ACCUMULATION UNIT
An accounting unit we use to calculate subaccount values. It measures the net investment results of each of the subaccounts.

ATTAINED AGE
The insured's age on the issue date plus the number of years completed since the issue date.

BENEFICIARY
The person(s) you select to receive the death benefit from this Policy.

CASH VALUE
The Contract Value minus the surrender charge that would be imposed if you surrendered your Policy.

COMPANY (WE, US, OUR, FARMERS, FNWL)
Farmers New World Life Insurance Company

CONTRACT VALUE
The sum of the values you have in the variable account, the fixed account and the loan account.

CUMULATIVE MINIMUM PREMIUMS
The sum of all monthly-mode minimum premiums due since the issue date. The initial minimum premium is specified on the Policy specifications page. The minimum premium will change if you increase or decrease the principal sum or if certain other changes in the Policy occur.

DEATH BENEFIT PROCEEDS
The amount we will pay to the beneficiary when we receive proof of the insured's death. We will increase the proceeds by any additional insurance benefits that are payable under the terms of any riders you added to the Policy, and we will reduce the proceeds by the amount of any outstanding loans (plus any interest you owe), and any due and unpaid monthly deductions.

FIXED ACCOUNT
An option to which you can direct your Contract Value under the Policy. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account and are not part of, or dependent on, the investment performance of the variable account.

FIXED ACCOUNT VALUE
The portion of your Contract Value allocated to the fixed account.

FUNDS
Investment companies that are registered with the SEC. This Policy allows you to invest in the portfolios of the funds that are listed on the front page of this prospectus.

GENERAL ACCOUNT
The account containing all of Farmers' assets, other than those held in its separate accounts.

HOME OFFICE
The address of our Home Office is 3003 - 77th Avenue, S.E., Mercer Island, Washington 98040.

INITIAL PREMIUM
The amount you must pay before insurance coverage begins under this Policy. The initial premium is shown on your Policy's specification page.

INSURED
The person whose life is insured by this Policy.

ISSUE AGE
The insured's age as of the last birthday before the issue date.

ISSUE DATE
The date when life insurance coverage begins. We measure Policy months, Policy years, and Policy anniversaries from the issue date. On the issue date, we place your initial premium (times the percent of premium factor) in the fixed account. The first monthly deduction occurs on the issue date. The entire Contract Value remains allocated to the fixed account until the reallocation date.

LAPSE
When life insurance coverage ends because the Surrender Value is zero and you have not made a sufficient payment by the end of a 61-day grace period. If you have paid total premiums (minus withdrawals) that exceed cumulative minimum premiums, then the Policy will enter a 61-day grace period only if the Contract Value (minus any outstanding loan amount and any interest you would owe if you surrendered the Policy) is too low to pay the entire monthly deduction due.

LOAN AMOUNT
The total amount of all outstanding Policy loans, including both principal and interest due. We deduct an amount equal to the loan amount from the subaccounts and the fixed account and place it in the loan account as collateral for the loans. The loan account is part of our general account.

MATURITY DATE
The Policy anniversary when the insured reaches age 120 and life insurance coverage under this Policy ends. The maturity date is shown on the Policy specifications page.

MONTHLY DEDUCTION
The amount we deduct from the Contract Value each month to pay for the insurance coverage. The monthly deduction includes the cost of insurance charge, the monthly administration charge, the monthly underwriting and sales charge, the cost of any riders, and any flat extra charge for a special premium class.

MONTHLY DUE DATE
The day of each month when we determine Policy charges and deduct them from Contract Value. It is the same date each month as the issue date. If there is no Valuation Day that coincides with the issue date in the calendar month, the monthly due date is the next Valuation Day.

PERCENT OF PREMIUM FACTOR
The factor (currently 95.75%) by which we multiply each premium to determine the amount of premium credited to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and distribution expenses. The percent of premium factor is shown on your Policy's specifications page.

PORTFOLIO
A separate investment portfolio of a fund. Each subaccount invests exclusively in one portfolio of a fund.

PREMIUM CLASS
A classification that affects the cost of insurance rate and the premium required to insure an individual.

PREMIUMS
All payments you make under the Policy other than loan repayments. When we use the term "premium" in this prospectus, it generally has the same meaning as "net premium" in the Policy, and means a premium multiplied by the percent of premium factor.

PRINCIPAL SUM
The dollar amount of insurance selected by the owner. The principal sum on the issue date is set forth on the Policy's specifications page. You may increase or decrease the principal sum under certain conditions. Certain actions you take, such as changing the death benefit option or taking a partial withdrawal, may affect the amount of the principal sum. The actual death benefit proceeds we pay under the Policy may be more or less than the principal sum.

REALLOCATION DATE
The date we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The reallocation date is the record date, plus the number of days in your state's right to examine period, plus 10 days.

RECORD DATE
The date we record your Policy in our books as an in force policy.

RIGHT TO EXAMINE PERIOD
The period when you may return the Policy and receive a refund. The length of the right to examine period varies by state. It will be at least 10 days from the date you receive the Policy. The first page of your Policy shows your right to examine period.

SERVICE CENTER
The address of the Service Center is P.O. Box 724208, Atlanta, GA 31139. McCamish Systems, L.L.C. Insurance Administrators is the administrator of the Policy. You can call the Service Center toll-free at 1-877-376-8008.

SUBACCOUNT
A division of the variable account that invests exclusively in shares of one portfolio of a fund. The investment performance of each subaccount is linked directly to the investment performance of the portfolio in which it invests.

SURRENDER
The termination of the Policy at the option of the owner.

SURRENDER CHARGE
The sum of all the underwriting and sales charges that remain on the Policy, assuming the Policy stayed in force until the maturity date.

SURRENDER VALUE
The amount we will pay you if you surrender the Policy while it is in force. The Surrender Value on the date you surrender is equal to: the Contract Value, minus any surrender charge, and minus any outstanding loan amount (plus any interest you owe on the loan(s)).

TAX CODE
The Internal Revenue Code of 1986, as amended.

VALUATION DAY
Each day that the New York Stock Exchange ("NYSE") is open for trading. Farmers New World Life Insurance Company is open to administer the Policy on each day the NYSE is open.

VALUATION PERIOD
The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time, 1:00 p.m. Pacific Time) on each Valuation Day and ends at the close of normal trading on the NYSE on the next Valuation Day.

VARIABLE ACCOUNT
Farmers Variable Life Separate Account A. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated fund.

VARIABLE ACCOUNT VALUE
The portion of your Contract Value that is allocated to the subaccounts of the variable account.

WRITTEN NOTICE
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine is necessary, and (3) be received at our Service Center.

YOU (YOUR, OWNER)
The person entitled to exercise all rights as owner under the Policy.

POLICY SUMMARY
================================================================================

         This summary provides only a brief overview of the more important features of the Policy. More detailed information about the Policy appears later in this prospectus. Please read the remainder of this prospectus carefully.

                              THE POLICY IN GENERAL

- This Policy is an individual flexible premium variable life insurance policy.

- The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. (See "Risk Summary.") You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

- A few of the Policy features listed below are not available in all states, may vary depending upon when your Policy was issued and may not be suitable for your particular situation. Please consult your agent and refer to your Policy for details.

- This Policy cannot be offered in any state where it is not lawful to make such offer.

                                    PREMIUMS

- You can select a premium plan. Within certain limits specified in your Policy, you can vary the frequency and amount of premiums. You may be able to skip premium payments under certain circumstances. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium.

-     We will not accept any premiums after the insured reaches attained age
      100.

- After you pay an initial premium, you can pay subsequent premiums (minimum $25) at any time.

- If you authorize electronic payments from your bank account, or ask us to bill you, the premiums you pay each year must be $300 or more.

- We multiply each premium by the percent of premium factor (currently 95.75%) and credit the resulting amount to the Contract Value.

- The initial minimum premium and payment mode (monthly or annual) are shown on your Policy's specification page. The minimum premium will change if you increase or decrease the principal sum, if you change death benefit options, if you change or add a rider, if you take a partial withdrawal and you have chosen a level death benefit (Option B), or if the insured's premium class changes.

- This Policy does not provide a no-lapse period. PAYING THE MINIMUM PREMIUMS FOR THE POLICY WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.

- If the total premiums paid (less withdrawals) exceed the cumulative minimum premiums, your Policy will enter a 61-day pre-lapse grace period only if the Contract Value, less the loan amount (plus any interest you would owe if you surrendered the Policy) is not enough to cover the monthly deduction when due. We would not take the surrender charge into account.

- If the total premiums paid (less withdrawals) are less than the cumulative minimum premiums, then your Policy will enter the grace period if the Surrender Value is not sufficient to cover the monthly deduction when due. This means that if you do not pay large enough premiums, we will take surrender charges into account in determining whether your Policy will enter a 61-day pre-lapse grace period.

- There will be a 61-day grace period before your Policy lapses. We will mail you a notice at least 31 days before the end of the grace period. If you fail to make a sufficient payment during the 61-day grace period, your Policy will lapse and terminate without value. See "Risk of Lapse," and "Policy Lapse."

- New premium(s) will be allocated to the subaccounts and the fixed account in accordance with your instructions in the application, unless you provide different instructions with your premiums. Any future premiums will be allocated in accordance with the new instructions, unless we receive contrary instructions.

                               INVESTMENT OPTIONS
VARIABLE ACCOUNT:

- You may direct the money in your Policy to any of the __ subaccounts of the variable account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

- Each subaccount invests exclusively in one investment portfolio of a fund. The following portfolios are currently available:

[ ]   DEUTSCHE ASSET MANAGEMENT VIT FUNDS
          Equity 500 Index Fund -- Class __ Shares

[ ]   WM VARIABLE TRUST -- CLASS 2 SHARES
      STRATEGIC ASSET MANAGEMENT PORTFOLIOS
          WM Strategic Growth Portfolio
          WM Conservative Growth Portfolio
          WM Balanced Portfolio
          WM Conservative Balanced Portfolio
          WM Flexible Income Portfolio

[ ]   WM VARIABLE TRUST -- CLASS 2 SHARES
      EQUITY FUNDS
          WM Equity Income Fund
          WM Growth & Income Fund
          WM West Coast Equity Fund
          WM Growth Fund
          WM Mid Cap Stock Fund
          WM Small Cap Stock Fund
          WM International Growth Fund

[ ]   WM VARIABLE TRUST -- CLASS 2 SHARES
      FIXED-INCOME FUNDS
          WM Short Term Income Fund
          WM U.S. Government Securities Fund
          WM Income Fund
          WM Money Market Fund

For more complete information regarding the portfolios, consult the prospectus for the portfolio that is attached to this prospectus.

FIXED ACCOUNT:

- You may place money in the fixed account where it earns interest at an annual rate of at least [2.5%]. We may declare higher rates of interest, but are not obligated to do so.

                                 CONTRACT VALUE

- Contract Value is the sum of your amounts in the subaccounts and the fixed account. Contract Value also includes amounts we hold in the loan account to secure any outstanding loans.

- Contract Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (such as transfers, withdrawals, and loans).

- Contract Value is the starting point for calculating important values under the Policy, such as the cash value, Surrender Value and the death benefit.

- We do not guarantee a minimum Contract Value. Your Policy may lapse if you do not pay sufficient premiums and do not have sufficient unloaned Contract Value to pay the monthly deduction when due, or if the Surrender Value is zero. See "Minimum Premiums" and "Policy Lapse."

- Once you receive your Policy, the RIGHT TO EXAMINE PERIOD begins. You may return the Policy during this period and receive a refund. See "Canceling a Policy."

- From the issue date until the reallocation date (the record date, plus the number of days in your state's right to examine period, plus 10 days), we hold your premium(s) in the fixed account. On the reallocation date, we transfer the Contract Value in the fixed account to other subaccounts and the fixed account in accordance with the allocation percentages you provided in the application.


                             CHARGES AND DEDUCTIONS

$ Premium Charge: We currently deduct 4.25% from each premium and credit the remaining 95.75% to your Contract Value. This occurs when we apply the percent of premium factor to each premium received. We may change the charge for new owners in the future. This charge compensates us for a portion of our distribution expenses and state premium taxes.

$     Monthly Deduction:  Each month we deduct:

      - a cost of insurance charge for the Policy (varies by issue age, sex, premium class, principal sum and Policy duration);

      -   charges for any riders;

      -   an extra charge if the Policy is in a special premium class;

      - a current monthly administration charge of $7, guaranteed never to be higher than $10; and

      - a monthly underwriting and sales charge during the first five years after the issue date and during the five years following any increase in principal sum.

$     Surrender and Withdrawal Charges:

      - surrender: We deduct a surrender charge when a full surrender occurs during the first 5 Policy years or within 5 years after any increase in the principal sum. It consists of the sum of all the underwriting and sales charges that remain on the Policy, assuming the Policy stayed in force until the maturity date.

THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU MAY HAVE NO SURRENDER VALUE, ESPECIALLY IF YOU SURRENDER YOUR POLICY DURING THE FIRST 5 POLICY YEARS OR WITHIN 5 YEARS AFTER INCREASING THE PRINCIPAL SUM.

      - The maximum surrender charge is the entire Contract Value. The smaller the premiums you pay and the poorer the investment returns on your Contract Value, the more likely it will be that your Policy will have no Surrender Value.

      - withdrawal (partial surrender): Each time you withdraw part of your Surrender Value, we will deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn.

$ Mortality and Expense Risk Charge: Deducted daily at an annual rate equal to 0.70% of your average daily net assets in the variable subaccounts during the first 10 Policy years, 0.35% during Policy years 11 through 20, and 0.25% thereafter.

$ Transfer Charge: $25 fee for the 13th and each additional transfer in a Policy year.

$ Portfolio Expenses: You indirectly bear the annual operating expenses of the portfolios in which the subaccounts invest. These may include investment management fees, 12b-1 fees, service fees, and other expenses. These charges vary by portfolio and, during 2001, ranged from 0.38% to 1.82% per year. See "Portfolio Expense Table."

$     Other charges:

      -   A $5 fee for each additional annual report you request.

      -   Any riders attached to the Policy will have their own charges.

$ Compensation: For information concerning the compensation we pay to agents for the sale of the Policies, see "Sale of the Policies."

                             PORTFOLIO EXPENSE TABLE

        The following table shows the fees and expenses charged by the portfolios in which the subaccounts invest. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear indirectly by investing in the subaccounts. The table reflects the actual charges and expenses for each portfolio for the fiscal year ended December 31, 2001, except as stated in the footnotes. Expenses of the portfolios may be higher or lower in future years than the figures stated below. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios that accompany this prospectus.

ANNUAL PORTFOLIO EXPENSES
(as a percentage of average daily net assets in the subaccounts after fee waivers and expense reimbursements as of December 31, 2001)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     TOTAL
                                                              MANAGEMENT      12B-1      SERVICE       OTHER         ANNUAL
NAME OF PORTFOLIO                                                FEES          FEES        FEES       EXPENSES      EXPENSES
------------------------------------------------------------------------------------------------------------------------------
DEUTSCHE ASSET MANAGEMENT VIT FUNDS
------------------------------------------------------------------------------------------------------------------------------
Equity 500 Index Fund -- Class __ Shares
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
WM VARIABLE TRUST (CLASS 2 SHARES) (1)
------------------------------------------------------------------------------------------------------------------------------
STRATEGIC ASSET MANAGEMENT PORTFOLIOS
------------------------------------------------------------------------------------------------------------------------------
WM Strategic Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------
WM Conservative Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------
WM Balanced Portfolio
------------------------------------------------------------------------------------------------------------------------------
WM Conservative Balanced Portfolio
------------------------------------------------------------------------------------------------------------------------------
WM Flexible Income Portfolio
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
WM VARIABLE TRUST (CLASS 2 SHARES) (1)
------------------------------------------------------------------------------------------------------------------------------
EQUITY FUNDS
------------------------------------------------------------------------------------------------------------------------------
WM Equity Income Fund
------------------------------------------------------------------------------------------------------------------------------
WM Growth & Income Fund
------------------------------------------------------------------------------------------------------------------------------
WM West Coast Equity Fund
(formerly Growth Fund of the Northwest)
------------------------------------------------------------------------------------------------------------------------------
WM Growth Fund
------------------------------------------------------------------------------------------------------------------------------
WM Mid Cap Stock Fund
------------------------------------------------------------------------------------------------------------------------------
WM Small Cap Stock Fund
------------------------------------------------------------------------------------------------------------------------------
WM International Growth Fund
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
WM VARIABLE TRUST (CLASS 2 SHARES) (1)
------------------------------------------------------------------------------------------------------------------------------
FIXED INCOME FUNDS
------------------------------------------------------------------------------------------------------------------------------
WM Short Term Income Fund
------------------------------------------------------------------------------------------------------------------------------
WM U.S. Government Securities Fund
------------------------------------------------------------------------------------------------------------------------------
WM Income Fund
------------------------------------------------------------------------------------------------------------------------------
WM Money Market Fund
------------------------------------------------------------------------------------------------------------------------------

(1) 12b-1 fees represent servicing fees which are paid to Farmers for certain administrative and account maintenance services provided by Farmers to Policy owners investing in these portfolios. The 12b-1 distribution plan is described in the portfolios' prospectus and statement of additional information. Because the 12b-1 fees are paid out of class assets on an on-going basis, over time these fees will increase the cost of an investment, and may cost more than paying other types of sales charges.

        The expenses shown above are deducted by each underlying portfolio before the portfolio provides us with its daily net asset value. We then deduct applicable insurance charges from the net asset value to calculate the unit value of the corresponding subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio that is attached to this prospectus. Information relating to the portfolios was provided to us by the portfolios and was not independently verified by us.


                           SURRENDERS AND WITHDRAWALS

- FULL SURRENDER: At any time while the Policy is in force, you may submit a written request to surrender your Policy and receive the Surrender Value (that is, the Contract Value minus any surrender charge, and minus any outstanding loan amount and any interest you owe). A surrender may have tax consequences. See "Federal Tax Considerations."

- PARTIAL WITHDRAWALS: You may submit a written request to withdraw part of the Surrender Value, subject to the following rules. Withdrawals may have tax consequences. See "Federal Tax Considerations."

      -   You may make only 1 withdrawal each calendar quarter.

      -   You must request at least $500.

      -   You may not request more than 75% of the Surrender Value.

      - For each withdrawal, we deduct a processing fee equal to the lesser of $25 or 2% of the withdrawal.

      - If you select a level death benefit (Option B), the principal sum will be reduced by the amount of the partial withdrawal (but not by the processing fee).


                                 DEATH BENEFITS

- As long as it remains in force, the Policy provides for a death benefit payment upon the death of the insured.

-     You must choose one of two death benefit options under the Policy.


- OPTION A IS A VARIABLE DEATH BENEFIT THROUGH ATTAINED AGE 99 THAT IS THE GREATER OF :

      -   the principal sum plus the Contract Value on the date of death; or

      - the Contract Value multiplied by the applicable death benefit percentage.

- OPTION B IS A LEVEL DEATH BENEFIT THROUGH ATTAINED AGE 99 THAT IS THE GREATER OF:

      -   the principal sum on the date of death; or

      - the Contract Value multiplied by the applicable death benefit percentage.


Any death benefit proceeds paid will be increased by any additional insurance benefits that are payable under the terms of any riders you added to the Policy and will be reduced by the amount of any outstanding loan amount (plus any interest you owe) and any due and unpaid monthly deductions.

 - If the insured provides evidence of insurability satisfactory to us, you may change the death benefit option or increase or decrease the principal sum once each Policy year (but you may not change both the death benefit option and principal sum during the same Policy year unless done simultaneously). A change in death benefit may have tax consequences. Surrender charges may apply. See "Death Benefit."

 - You may not decrease the principal sum below the minimum principal sum amount shown on your Policy's specifications page.

- If you reduce your principal sum below $100,000, higher cost of insurance rates will be charged.

                                    TRANSFERS

-     Each Policy year, you may make:

      -   an unlimited number of transfers from and among the subaccounts; and

      -   one transfer from the fixed account.

- Transfers from subaccounts must be a minimum of $250, or the total value in the subaccount if less.

- Transfers from the fixed account may not be for more than 25% of the unloaned value in the fixed account. If the balance in the fixed account after the transfer is less than $250, then the entire balance will be transferred.

- We charge $25 for the 13th and each additional transfer during a Policy year.

-     DOLLAR COST AVERAGING PROGRAM:
      The dollar cost averaging program permits you to systematically transfer (on each monthly anniversary of the issue date) a set dollar amount from the fixed account to up to 8 subaccounts. The minimum transfer amount is $100.

                                      LOANS


- You may take a loan against the Policy for amounts up to the Surrender Value, minus the loan interest you would have to pay by the next Policy anniversary.

- To secure the loan, we transfer an amount equal to the loan from the subaccounts and fixed account to the loan account (part of our general account). Unless you specify otherwise, the amount is withdrawn from the subaccounts and the fixed account on a pro-rata basis.

- Amounts in the loan account earn interest at the guaranteed minimum rate of [2.5%] per year.

- We will charge you interest at a rate of [2.75%] compounded annually. Interest is charged daily, and is due and payable at the end of each Policy year, or on the date of any Policy loan increase or repayment, if earlier. Unpaid interest becomes part of the outstanding loan and accrues interest daily.

- You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $25, and must be clearly marked as "loan repayments" or they will be credited as premiums.

- We deduct any unpaid loans, plus any interest you owe, from the proceeds payable on the insured's death.

-     A loan may have tax consequences. See "Federal Tax Consequences."


RISK SUMMARY
================================================================================

                                 INVESTMENT RISK

        If you invest your Contract Value in one or more subaccounts, you will be subject to the risk that investment performance will be unfavorable and that your Contract Value will decrease. You COULD lose everything you invest and your Policy could lapse without value. If you allocate premiums and Contract Value to the fixed account, we will credit your Contract Value in the fixed account with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of [2.5%].

                                  RISK OF LAPSE

        This Policy does not provide a no-lapse period. You greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium. PAYING THE MINIMUM PREMIUMS FOR

THE POLICY WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.

        Your Policy will lapse if loans, withdrawals, the monthly deduction of charges, and/or insufficient investment returns reduce the Surrender Value to zero.

        Your Policy will enter a 61-day pre-lapse grace period if:

                  - total premiums paid (minus withdrawals, but not including surrender charges or the processing fee) are less than the cumulative minimum premiums, AND the Surrender Value is not large enough to cover the monthly deduction when due; or

                  - total premiums paid (minus withdrawals, but not including surrender charges or the processing fee) are greater than the cumulative minimum premiums, BUT the Contract Value, minus any outstanding loan amount (plus any interest you owe) is not large enough to cover the monthly deduction when due.

        Whenever your Policy enters the 61-day grace period, you must make a sufficient payment before the grace period ends. If you do not make a sufficient payment during the grace period, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment you make during the grace period must be large enough to cause either one of the following conditions:

                  1. the Surrender Value must exceed zero, after deducting all due and unpaid monthly deductions; OR

                  2. total premiums you paid (minus withdrawals, but not including surrender charges or the processing fee) must exceed the cumulative minimum premiums, AND the Contract Value, minus any outstanding loan (plus any interest you would owe if you surrendered the Policy) must exceed zero, after deducting all due and unpaid monthly deductions.

        A Policy lapse will have adverse tax consequences. See "Federal Tax Considerations," and "Policy Loans."

        You may reinstate a lapsed Policy within three years after the Policy enters the grace period, if the insured meets our insurability requirements and you pay the amount we require. We will not reinstate a Policy that has been surrendered for the Surrender Value.

                                    TAX RISKS

        Although there is limited guidance and some uncertainty, we believe that the Policy should be deemed a life insurance contract under Federal tax law, so that the death benefit paid to the beneficiary will not be subject to Federal income tax.

        Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. In addition, any Section 1035 Exchange coming from a policy that is a MEC makes the new Policy a MEC. If a Policy is treated as a MEC, then withdrawals, surrenders and loans under a Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of withdrawals, surrenders and loans taken before you reach age 59 1/2.

        You should consult a qualified tax adviser for assistance in all tax matters involving your Policy.

                           LIMITS ON CASH WITHDRAWALS

        The Policy permits you to take only one partial withdrawal in any calendar quarter, after the first Policy year has been completed. The amount you may withdraw is limited to 75% of the Surrender Value. You may not withdraw less than $500. If 75% of the Surrender Value is less than $500, then a partial withdrawal is not available.

        A withdrawal reduces the Surrender Value and Contract Value and will increase the risk that the Policy will lapse. A withdrawal also may have tax consequences.

        A withdrawal will reduce the death benefit. If you select a level death benefit (Option B), a partial withdrawal will permanently reduce the principal sum by the amount of the withdrawal (not including the processing fee). If a variable death benefit (Option A) is in effect when you make a withdrawal, the death benefit will be reduced by the amount that the Contract Value is reduced.

                                   LOAN RISKS

        A Policy loan, whether or not repaid, will affect Contract Value over time because we subtract the amount of the loan from the subaccounts and fixed account and place this amount into the loan account as collateral. We credit a fixed interest rate of [2.5%] per year to the loan account. As a result, the loan collateral does not participate in the investment results of the subaccounts nor does it receive any higher current interest rate credited to the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.

        A Policy loan affects the death benefit because a loan reduces the death benefit proceeds by the amount of the outstanding loan, plus any interest you owe on Policy loans.

        A Policy loan will increase the risk that the Policy will lapse. There is a risk that if the loan amount, together with poor investment performance and payment of monthly insurance charges, reduces your Surrender Value (or Contract Value, if applicable) to an amount that is not large enough to pay the monthly deduction when due, then the Policy will enter the 61-day grace period, and possibly lapse. Adverse tax consequences could result.

        In addition, the tax consequences of loans are uncertain. You should consult a tax adviser about such loans.

                          EFFECTS OF SURRENDER CHARGES

        The surrender charges under this Policy are significant during the first 5 Policy years and during the five years after any increase in principal sum. It is likely that you will receive no Surrender Value if you surrender your Policy in the early Policy years. You should purchase this Policy only if you have the financial ability to keep it in force at the initial principal sum for a substantial period of time.

        Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse. If you have not paid sufficient premiums, the Surrender Value is the measure we use to determine whether your Policy will enter a grace period, and possibly lapse.

                    COMPARISON WITH OTHER INSURANCE POLICIES

        Like fixed benefit life insurance, the Policy offers a minimum death benefit and can provide loan privileges and Surrender Values. However, the Policy differs from a fixed benefit policy because it allows you to place your premiums in investment subaccounts. The amount and duration of life insurance protection will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Contract Value and the Surrender Value will always vary with the investment performance of your selected subaccounts.

        As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

                                  ILLUSTRATIONS

        The illustrations provided at the end of this prospectus illustrate Contract Values, Surrender Values and Death Benefits. These illustrations are based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. Your rates of return and insurance charges may be higher or lower than those shown in these illustrations.

        Your Policy can lapse before maturity, depending on the premiums you pay and the investment results of the subaccounts in which you invest your Contract Value. Your agent can provide you with an illustration that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. For certain issue ages, classes and policy sizes, this illustration may show that regular payments of the minimum premium will keep your Policy in force several years even if investment results are very low and even if we impose the maximum charges allowed by the Policy. This is not true for all ages, classes, and investment results, however, so we encourage you to request an illustration from your agent to help you decide what level of premium payments to pay in your particular circumstances.


FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE FIXED ACCOUNT
================================================================================

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY

        Farmers New World Life Insurance Company ("Farmers"), is the stock life insurance company issuing the Policy. Farmers is located at 3003 - 77th Avenue, S.E., Mercer Island, Washington 98040, and was incorporated under Washington law on February 21, 1910. Farmers established the variable account to support the investment options under this Policy and under other variable life insurance policies Farmers issues. Farmers' general account supports the fixed account under the Policy.

        Farmers is a direct wholly-owned subsidiary of Farmers Group, Inc. ("FGI"). FGI is a stock holding and management company. The ultimate controlling parents of FGI are Allied Zurich p.l.c., a United Kingdom company and Zurich Allied AG, a Swiss Company. Allied Zurich p.l.c. and Zurich Allied AG are traded in certain European markets, but are not publicly traded in the U.S.

        Farmers markets a broad line of individual life insurance products, including universal life, term life and whole life insurance and annuity products (predominately flexible premium deferred annuities). Farmers currently is licensed to sell insurance in 43 states and the District of Columbia. The states where Farmers is not licensed are Alaska, Florida, Louisiana, New Hampshire, New York, North Carolina, and Vermont.

                                THE FIXED ACCOUNT

        The fixed account is part of Farmers' general account. We use our general assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. Subject to applicable law, Farmers has sole discretion over investment of the fixed account's assets. Farmers bears the full investment risk for all amounts contributed to the fixed account. Farmers guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least [2.5%]. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

        Money you place in the fixed account will earn interest that accrues daily at the current interest rate in effect at the time of your allocation. We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of [2.5%], but we are not obligated to do so. We have no specific formula for determining current interest rates.

        The fixed account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates. You assume the risk that interest credited to amounts in the fixed account may not exceed the minimum [2.5%] guaranteed rate.

        We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below [2.5%] per year or shorten the period for which the interest rate applies to less than one year (except for the year in which such amount is received or transferred).

        We currently allocate amounts from the fixed account for partial withdrawals, transfers to the subaccounts, or charges for the monthly deduction on a last in, first out basis ("LIFO") for the purpose of crediting interest.

        The fixed account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.


THE VARIABLE ACCOUNT AND THE PORTFOLIOS
================================================================================

                              THE VARIABLE ACCOUNT

        Farmers established the variable account as a separate investment account under Washington law on April 6, 1999. Farmers owns the assets in the variable account and is obligated to pay all benefits under the Policies. Farmers may use the variable account to support other variable life insurance policies Farmers issues. The variable account is registered with the U.S. Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

        The variable account is divided into [__] subaccounts, each of which invests in shares of one portfolio of a fund.

        Under Washington law, the assets in the variable account are the property of Farmers. However, assets in the variable account that are attributable to the Policy are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses (realized and unrealized), resulting from assets in the variable account, are credited to or charged against the variable account without regard to other income, gains or losses of Farmers. Promises we make in the Policy are general corporate obligations of Farmers and are not dependent on assets in the variable account. We have the right to transfer to our general account any assets of the variable account that are in excess of such reserves and other liabilities.

                                 THE PORTFOLIOS

        Each subaccount of the variable account invests exclusively in shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. Each fund available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the funds by the SEC.

        The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

        Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.

        Some of the portfolios have been established by investment advisers that manage retail mutual funds sold directly to the public having similar names and investment objectives to the portfolios available under the Policy. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Policy.

        An investment in a subaccount, or in any portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to insurance charges, the yields on the money market subaccount may become extremely low and possibly negative.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

        The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the funds. You should read the funds' prospectuses carefully.

--------------------------------------------------------------------------------
PORTFOLIO                        INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
--------------------------------------------------------------------------------
DEUTSCHE EQUITY 500 INDEX       The Fund seeks to replicate, as closely as
FUND CLASS [__] SHARES          possible, before the deduction of expenses, the
                                performance of the S&P 500 Index, which
                                emphasizes stocks of large US companies.
                                Investment adviser is Deutsche Asset Management,
                                Inc.
--------------------------------------------------------------------------------
WM STRATEGIC GROWTH             Seeks to provide long-term capital appreciation.
PORTFOLIO (CLASS 2)             In general, relative to the other Portfolios,
                                the Strategic Growth Portfolio should offer the
                                potential for a higher level of capital growth
                                and corresponding levels of principal risk.
                                Investment adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM CONSERVATIVE GROWTH          Seeks to provide long-term capital appreciation.
PORTFOLIO (CLASS 2)             In general, relative to the other Portfolios,
                                the Conservative Growth Portfolio should offer
                                the potential for a low to medium level of
                                income and a medium to high level of capital
                                growth, while exposing you to a medium to high
                                level of principal risk. Investment adviser is
                                WM Advisors, Inc.
--------------------------------------------------------------------------------
WM BALANCED PORTFOLIO           Seeks to provide as high a level of total return
(CLASS 2)                       (consisting of reinvested income an capital
                                appreciation) as is consistent with reasonable
                                risk. In general, relative to the other
                                Portfolios, the Balanced Portfolio should offer
                                you the potential for a medium level of income
                                and a medium level of capital growth, while
                                exposing you to a medium level of principal
                                risk. Investment adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM CONSERVATIVE BALANCED        Seeks to provide a high level of total return
PORTFOLIO (CLASS 2)             (consisting of reinvestment of income and
                                capital appreciation), consistent with a
                                moderate degree of principal risk. In general,
                                relative to the other Portfolios, the
                                Conservative Balance Portfolio should offer you
                                the potential for a medium to high level of
                                income and a medium to low level of capital
                                growth, while exposing you to a medium to low
                                level of principal risk. Investment adviser is
                                WM Advisors, Inc.
--------------------------------------------------------------------------------
WM FLEXIBLE INCOME PORTFOLIO    Seeks to provide a high level of total return
(CLASS 2)                       (consisting of reinvestment of income with some
                                capital appreciation). In general, relative to
                                the other Portfolios, the Flexible Income
                                Portfolio should offer you the potential for a
                                high level of income and a low level of capital
                                growth, while exposing you to a low level of
                                principal risk. Investment adviser is WM
                                Advisors, Inc.
--------------------------------------------------------------------------------
WM EQUITY INCOME FUND           Seeks to provide a relatively high level of
(CLASS 2)                       current income while achieving long-term growth
                                of income and capital. Investment adviser is WM
                                Advisors, Inc.
--------------------------------------------------------------------------------
WM GROWTH & INCOME FUND         Seeks to provide long-term capital growth.
(CLASS 2)                       Current income is a secondary consideration.
                                Investment adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PORTFOLIO                        INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
--------------------------------------------------------------------------------
WM WEST COAST EQUITY FUND       Seeks long-term growth of capital. Investment
(CLASS 2)                       adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM GROWTH FUND (CLASS 2)        Seeks long-term capital appreciation. Investment
                                adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM MID CAP STOCK FUND           Seeks to provide long-term capital appreciation.
(CLASS 2)                       Investment adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM SMALL CAP STOCK FUND         Seeks long-term capital appreciation. Investment
(CLASS 2)                       adviser is WM Advisors, Inc.

--------------------------------------------------------------------------------
WM INTERNATIONAL GROWTH FUND    Seeks to provide long-term capital appreciation.
(CLASS 2)                       Investment adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM Short Term Income Fund       Seeks as high a level of current income as is
(Class 2)                       consistent with prudent investment management
                                and stability of principal. Investment adviser
                                is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM U.S. GOVERNMENT              Seeks a high level of current income, consistent
SECURITIES FUND (CLASS 2)       with safety and liquidity. Investment adviser is
                                WM Advisors, Inc.
--------------------------------------------------------------------------------
WM INCOME FUND (CLASS 2)        Seeks a high level of current income consistent
                                with preservation of capital. Investment adviser
                                is WM Advisors, Inc.
--------------------------------------------------------------------------------
WM Money Market Fund            Seeks to maximize current income while
(Class 2)                       preserving capital and maintaining liquidity.
                                Investment adviser is WM Advisors, Inc.
--------------------------------------------------------------------------------

        In addition to the variable account, the funds may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies as well as to qualified plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the funds simultaneously. Although neither Farmers nor the mutual funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

        If a fund's Board of Directors (or Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Farmers will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

PLEASE READ THE ATTACHED PROSPECTUSES FOR THE PORTFOLIOS TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS.

                         AVAILABILITY OF THE PORTFOLIOS

        We cannot guarantee that each portfolio will always be available for investment through the Policies.

        We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in the variable account. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of a portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

        We also reserve the right in our sole discretion to establish additional subaccounts, eliminate or combine one or more subaccounts, combine the variable account with one or more other separate accounts, or operate the variable account as a different kind of investment company. Subject to obtaining any approvals or consents required by law, the assets of one or more subaccounts may also be transferred to any other subaccount if, in our sole discretion, conditions warrant.

                       YOUR RIGHT TO VOTE PORTFOLIO SHARES

        Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

        Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Contract Value you have in that portfolio (as of a date set by the portfolio).

        If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

THE POLICY
================================================================================

                               PURCHASING A POLICY

        To purchase a Policy, you must send the application and initial premium to us through any licensed Farmers insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy, WM Financial Services. Acceptance of an application is subject to our insurance underwriting, and we reserve the right to decline an application for any reasons subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or canceled, the full amount paid with the application will be refunded.

        We determine the minimum principal sum (death benefit) for a Policy based on the attained age of the insured when we issue the Policy. The minimum principal sum for the preferred premium class is $100,000, and $50,000 for all others. The maximum issue age for insureds is age 75. We base the minimum initial premium for your Policy on a number of factors including the age, sex and premium class of the insured and the amount of the principal sum. We currently require a minimum initial premium as shown on the Policy's specifications page.

        We use different underwriting standards in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

                        TAX-FREE 'SECTION 1035' EXCHANGES

        You can generally exchange one life insurance policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. The Policy will have new suicide and incontestability periods, during which benefits may be denied in certain circumstances. Your old policy's suicide and incontestability periods may have expired. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

                      WHEN INSURANCE COVERAGE TAKES EFFECT

        TEMPORARY INSURANCE COVERAGE. If the proposed insured meets our eligibility requirements for temporary insurance coverage, then we will provide the proposed insured with temporary insurance coverage in the amount of $50,000. The conditions and eligibility requirements for temporary insurance coverage are detailed in the Temporary Insurance Agreement included with the Policy application.

        Temporary insurance coverage terminates automatically, and without notice, on the earliest of:

          -     The date full insurance coverage becomes effective; or

          - The date the proposed insured receives notice that their application has been declined, and in no event later than 12:01 a.m. Pacific Standard Time of the fifth day after Farmers has mailed a letter giving such notice; or

          - The date the proposed insured or the owner signs a request to cancel the application or rejects the Policy if issued.

        FULL INSURANCE COVERAGE. If we issue the Policy as applied for, full insurance coverage under the Policy will take effect on the issue date, provided sufficient payment has been received. If we issue a Policy other than as applied for, full insurance coverage will take effect either upon the completion of all underwriting and owner payment for and acceptance of the Policy, or on the issue date, whichever is later. The issue date will be printed in the Policy and may be several days later than when the Policy is delivered to you. Full insurance coverage will not begin before the issue date printed in the Policy.

        Generally, we will issue the Policy if we determine that the insured meets our underwriting requirements and we accept the original application. On the issue date, we will begin to deduct monthly deductions from your net premium and we will allocate your premium (multiplied by the percent of premium factor, and minus the monthly deduction(s)) to the fixed account until the reallocation date. See "Allocating Premiums."

                                OWNERSHIP RIGHTS

        The Policy belongs to the owner named in the application. The owner may exercise all of the ownership rights and options described in the Policy. The insured is the owner unless the application specifies a different person as the owner. If the owner dies before the insured and no successor owner is named, then ownership of the Policy will pass to the insured. The owner may exercise certain rights described below.

Changing the Owner  -    You may change the owner by providing a written request
                         to us at any time while the insured is alive.

                    - The change takes effect on the date that the written request is signed.

                    - We are not liable for any actions we may have taken before we received the written request.

                    - Changing the owner does not automatically change the beneficiary.

                    - Changing the owner may have tax consequences. You should consult a tax adviser before changing the owner.

Selecting and       -    You designate the beneficiary (the person to receive
Changing the             the death benefit when the insured dies) in the
Beneficiary              application.

                    - If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.

                    - If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.

                    - If both the beneficiary and contingent beneficiary die before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.

                    - You can request a delay clause that provides that if the beneficiary dies within a specified number of days (maximum 180 days) following the insured's death, then the death benefit proceeds will be paid as if the beneficiary had died first.

                    - You can change the beneficiary by providing us with a written request while the insured is living.

                    - The change in beneficiary is effective as of the date you sign the written request.

                    - We are not liable for any actions we may have taken before we received the written request.

Assigning the       -    You may assign Policy rights while the insured is
Policy                   alive.

                    - The owner retains any ownership rights that are not assigned.

                    - Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.

                    - Claims under any assignment are subject to proof of interest and the extent of the assignment.

                    -    We are not:

                              -> bound by any assignment unless we receive a written notice of the assignment.

                              ->   responsible for the validity of any
                                   assignment.

                              -> liable for any payment we made before we received written notice of the assignment.

                    - Assigning the Policy may have tax consequences. See "Federal Tax Considerations."

                               CANCELING A POLICY

        You may cancel a Policy during the "right-to-examine period" by returning it to our Home Office. In most states, the right-to-examine period expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the right-to-examine period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the greater of Contract Value at the end of the Valuation Date on which we receive the returned Policy at our Home Office or the sum of all premiums paid for the Policy.

PREMIUMS
================================================================================

                               PREMIUM FLEXIBILITY

        You have flexibility to determine the frequency and the amount of the premiums you pay. You do not have to pay premiums according to any schedule. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium. PAYING THE MINIMUM PREMIUMS FOR THE POLICY WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force until maturity.

        Before the issue date of the Policy (or if premium is paid on delivery of the Policy, before the record date), we will require you to pay the premium indicated on your Policy's specification page. Thereafter, you may pay premiums ($25 minimum) at any time. You must send all premiums to our Service Center. We reserve the right to limit the number and amount of any unscheduled premiums. You may not pay any premiums after the insured reaches attained age 100.

        We multiply each premium by the percent of premium factor (currently 95.75%) and credit the resulting value to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and selling expenses.

        WE WILL TREAT ANY PAYMENT YOU MAKE AS A PREMIUM UNLESS YOU CLEARLY MARK IT AS A LOAN REPAYMENT. We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code, or if the payment would increase the death benefit by more than the amount of the premium.

        ELECTRONIC PAYMENTS OR BILLING. If you authorize electronic payment of your premiums from your bank account, or if you ask to be billed for your planned premiums, the total amount of premiums being debited, or billed, must be at least $300 per year. You can be billed, or make electronic payments, on an annual, semi-annual, quarterly or monthly basis for the applicable fraction of $300, but the total for the year must add up to at least $300.

        You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches attained age 120), or the date when either (1) the insured dies, or (2) the grace period ends after the Surrender Value has been exhausted, or (3) we receive your signed request to surrender the Policy.

        BACKDATING. We may sometimes backdate a Policy, if you request, by assigning an issue date earlier than the record date so that you can obtain lower cost of insurance rates, based on a younger insurance age. We will not backdate a Policy earlier than the date the application is signed. For a backdated Policy, monthly deductions will begin on the backdated issue date. You will therefore incur charges for the period between the issue date and the record date as though full insurance coverage is in effect during this period, even though full coverage does not in fact begin until the record date (or a few days prior to the record date in some cases). (See "When Insurance Coverage Takes Effect.")

        TAX CODE PROCESSING. If Farmers receives any premium payment that it anticipates will cause a Policy to become a modified endowment contract ("MEC") or will cause a Policy to lose its status as life insurance under Section 7702 of the Tax Code, Farmers will not accept the EXCESS PORTION of that premium and will immediately notify the owner and give an explanation of the issue. Farmers will refund the EXCESS premium no later than 2 weeks after receipt of the premium at the Service Center (the "refund date"), except in the following circumstances:

            a. the tax problem resolves itself prior to the refund date; or

            b. the tax problem relates to a MEC and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issue involved.

        In the above cases, Farmers will treat the excess premium as having been received on the date the tax problem resolves itself or the date Farmers receives the signed acknowledgment at the Service Center. We will then process the excess premium accordingly.

                                MINIMUM PREMIUMS

        The full initial premium is the only premium required to be paid under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the minimum premium.

PAYING THE MINIMUM PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. It is likely that additional premiums will be necessary to keep the Policy in force to maturity.

        The initial minimum premium for two alternative payment modes (for example, annual and monthly) are shown on your Policy's specifications page. The minimum premium depends on a number of factors including the age, sex, and premium class of the insured, and the principal sum.

        The minimum premium will change if:

          -  you increase or decrease the principal sum;

          -  you change the death benefit option;

          -  you change or add a rider;

          - you take a partial withdrawal when you have elected the level death benefit option (Option B); or

          - the insured's premium class changes (for example, from nicotine to non-nicotine, or from standard to substandard).

        If your Surrender Value (that is, the Contract Value, minus the surrender charge, and minus any outstanding loan amount plus any interest you would owe if you surrendered the Policy) becomes zero or less AND if the total premiums you have paid, less withdrawals (not including surrender charges and processing fees), are less than the cumulative minimum premiums under your Policy, then your Policy will enter a 61-day grace period. During the grace period, you must make a payment large enough to keep the Policy in force. The cumulative minimum premiums is the sum of all past monthly-mode minimum premiums since the issue date.

        But if the total premiums you have paid, less withdrawals (not including surrender charges and processing fees), are greater than the cumulative minimum premiums, then your Policy will enter a grace period only if your Contract Value, minus any outstanding loan amount (plus any interest you would owe if you surrendered the Policy), is not large enough to pay the entire monthly deduction when due. See "Risk Summary," and "Policy Lapse."

        Your Policy can lapse before maturity, depending on the premiums you pay and the investment results of the subaccounts in which you invest your Contract Value. Your agent can provide you with an illustration that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. For certain issue ages, classes and policy sizes, this illustration may show that regular payments of the minimum premium will keep your Policy in force several years even if investment results are very low and even if we impose the maximum charges allowed by the Policy. This is not true for all ages, classes, and investment results, however, so we encourage you to request an illustration from your agent to help you decide what level of premium payments to pay in your particular circumstances.

                                PLANNED PREMIUMS

        You may determine a planned premium schedule that allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned premiums by sending us a written request. We have the right to limit the amount of any increase in planned premiums. Even if you make your planned premiums on schedule, your Policy may lapse if your Surrender Value (or unloaned Contract Value, if applicable) ever becomes less than the monthly deduction. See "Risk Summary," "Policy Lapse."

                               ALLOCATING PREMIUMS

        When you apply for a Policy, you must instruct us to allocate your initial premium(s) to one or more subaccounts of the variable account and to the fixed account according to the following rules:

          - you must put at least 1% of each premium in any subaccount or the fixed account you select;

          - allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

        You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions. We reserve the right to limit the number of premium allocation changes. We also reserve the right to limit the number of subaccount allocations in effect at any one time.

        Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.

        On the issue date, we will allocate your premium(s), times the percent of premium factor, minus the monthly deduction(s) to the fixed account. We also allocate any premiums we receive from the issue date to the reallocation date (the record date, plus the number of days in your state's right to examine period, plus 10 days) to the fixed account. While held in the fixed account, premium(s) will be credited with interest at the current fixed account rate. On the reallocation date, we will reallocate the Contract Value in the fixed account to the other subaccounts (at the unit value next determined) and the fixed account in accordance with the allocation percentages provided in the application.

        Unless additional underwriting is required, we invest all premiums paid after the reallocation date on the Valuation Day they are received in our Service Center. We credit these premiums to the subaccounts at the unit value next determined after we receive your payment.

CONTRACT VALUES
================================================================================

CONTRACT VALUE      -    serves as the starting point for calculating values
                         under a Policy

                    - equals the sum of all values in each subaccount, the loan account and the fixed account

                    -    is determined on the issue date and on each Valuation
                         Day

                    - on the issue date, equals the initial premium times the percent of premium factor, less the monthly deduction

                    - has no guaranteed minimum amount and may be more or less than premiums paid

                                 SURRENDER VALUE

        The Surrender Value is the amount we pay when you surrender your Policy. We determine the Surrender Value at the end of the Valuation Period when we receive your written surrender request.

SURRENDER VALUE     -    the Contract Value as of such date; MINUS
ON ANY VALUATION
DAY EQUALS:         -    any surrender charge as of such date; MINUS

                    -    any outstanding Policy loans; MINUS

                    - any interest you would owe on the Policy loans if you surrendered the Policy.

                                SUBACCOUNT VALUE

        Each subaccount's value is the Contract Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

THE NUMBER OF       -    the initial units purchased at the unit value on the
UNITS IN ANY             issue date; PLUS
SUBACCOUNT ON
ANY VALUATION       -    units purchased with additional premiums net of the
DAY EQUALS:              percent of premium factor; PLUS

                    - units purchased via transfers from another subaccount or the fixed account; MINUS

                    - units redeemed to pay a pro-rata share of the monthly deductions; MINUS

                    -    units redeemed to pay for withdrawals; MINUS

                    - units redeemed as part of a transfer to another subaccount, the loan account or the fixed account.

        Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer, or withdrawal, by the unit value for that subaccount at the end of the Valuation Period.

                              SUBACCOUNT UNIT VALUE

        The value (or price) of each subaccount will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at the figure shown on the Variable Account's financial statements. The unit value may increase or decrease from one Valuation Period to the next.

        The unit value of any subaccount at the end of a Valuation Period is calculated as:

        A x B, where:

        "A" is the subaccount's unit value for the end of the immediately preceding Valuation Day; and

        "B" is the net investment factor for the most current Valuation Day.

        The net investment factor is an index we use to measure the investment performance of a subaccount from one Valuation Period to the next. Each subaccount has a net investment factor for each Valuation Period that may be greater or less than one. Therefore, the value of a unit (and the value of a subaccount) may increase or decrease. We determine the net investment factor for any subaccount for any Valuation Period by the following formula:

                         X
                        --- - Z
                         Y

"X" equals:

        1. the net asset value per portfolio share held in the subaccount at the end of the current Valuation Day; PLUS

        2. the per share amount of any dividend or capital gain distribution on shares held in the subaccount during the current Valuation Day; MINUS

        3. the per share amount of any capital loss distribution on shares held in the subaccount during the current Valuation Day; MINUS

        4. the per share amount of any taxes or any amount set aside during the Valuation Day as a reserve for taxes.

"Y" equals the net asset value per portfolio share held in the subaccount as of the end of the immediately preceding Valuation Day.

"Z" equals the mortality and expense risk charge.

                               FIXED ACCOUNT VALUE

        On the issue date, the fixed account value is equal to the premiums paid multiplied by the percent of premium factor, less the first monthly deduction.

THE FIXED           -    the fixed account value on the preceding Valuation
ACCOUNT VALUE            Day plus interest from the preceding  Valuation Day to
AT THE END               the date of calculation; PLUS
OF ANY
VALUATION           -    the portion of the premium(s), multiplied by the
PERIOD EQUALS:           percent of premium factor, allocated to the fixed
                         account since the preceding Valuation Day, plus interest from the date such premiums were received to the date of calculation; PLUS

                    - any amounts transferred to the fixed account since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation; MINUS

                    - the amount of any transfer from the fixed account to the subaccounts and the loan account since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation; MINUS

                    - the amount of any withdrawals (partial surrenders) deducted from the fixed account since the preceding Valuation Day, plus interest on those surrendered amounts from the effective date of each withdrawal to the date of calculation; MINUS

                    - a pro-rata share of the monthly deduction, on each Valuation Day when a monthly deduction is due.

Your Policy's guaranteed minimum fixed account value will not be less than the minimum values required by the state where we deliver your Policy.

                               LOAN ACCOUNT VALUE

THE LOAN ACCOUNT    -    the loan account value on the preceding Valuation Day
VALUE AT THE END         plus interest from the preceding  Valuation Day to the
OF ANY VALUATION         date of calculation; PLUS
PERIOD EQUALS:
                    -    any amounts transferred to the loan account since the
                         preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation; MINUS

                    - the amount of any transfer from the loan account to the subaccounts and the fixed account since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation.

        Interest is charged daily on Policy loans. Interest is due and payable at the end of each Policy year or, if earlier, on the date of any Policy loan increase or repayment. Any interest not paid when due will be transferred from the fixed account and subaccounts to the loan account on a pro-rata basis if sufficient funds are available for transfer. Unpaid interest becomes part of the outstanding loan and accrues interest daily.

CHARGES AND DEDUCTIONS
================================================================================

        This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges we deduct under the Policy may result in a profit to us.

SERVICES AND        -    the death benefit, surrender and loan benefits under
BENEFITS WE              the Policy and the benefits provided by riders
PROVIDE:
                    -    investment options, including premium allocations

                    -    administration of elective options

                    -    the distribution of reports to owners

COSTS AND EXPENSES  -    costs associated with processing and underwriting
WE INCUR:                applications, issuing and administering the Policy
                         (including any riders)

                    - overhead and other expenses for providing services and benefits

                    - sales and marketing expenses, including compensation paid in connection with the sale of the Policies

                    - other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

RISKS WE ASSUME     -    that the cost of insurance charges we deduct
INCLUDE BUT ARE          are insufficient to meet our actual claims because
NOT LIMITED TO:          insureds die sooner than we anticipate

                    - that the costs of providing the services and benefits under the Policies exceed the charges we deduct

        Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

                               PREMIUM DEDUCTIONS

        When you make a premium payment, we apply a percent of premium factor currently equal to 95.75% to the premium to determine the amount that we will allocate to the subaccounts and the fixed account according to your instructions. The 4.25% of each premium we retain compensates us for a portion of our distribution expenses and state premium taxes. State premium tax rates vary from state to state. The 4.25% charge may not reflect the actual tax charged in your state. We may change the percent of premium factor for new Policies in the future.

                                MONTHLY DEDUCTION

        We take a monthly deduction from the Contract Value on the issue date and on the Valuation Date nearest each monthly due date (the same day of each succeeding month as the issue date). We will make deductions by canceling units in each subaccount and withdrawing funds from the fixed account. We will take the monthly deduction on a pro-rata basis from all accounts except the loan account (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the sum of all subaccounts and the fixed account on the monthly due date). Because portions of the monthly deduction can vary from month-to-month, the monthly deduction will also vary.

        The monthly deduction is equal to:

          -  The cost of insurance charge for the Policy; PLUS

          -  The charges for any riders; PLUS

          -  The monthly administration charge; PLUS

          -  The monthly underwriting and sales charge; PLUS

          -  Extra charges for a special premium class, if any.

        COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for the anticipated cost of paying a death benefit in excess of your Contract Value. The charge depends on a number of variables

(e.g. the principal sum, the Contract Value, the insured's issue age, sex, and premium class, and the number of months since the issue date) that will cause it to vary from Policy to Policy and from month to month.

        The cost of insurance charge is equal to the cost of insurance rate at the insured's attained age, times the number of thousands of Risk Insurance Amount.

        The Risk Insurance Amount is:

             1. The current death benefit; MINUS

             2. The Contract Value at the end of the Valuation Day preceding the monthly due date; PLUS

             3. The monthly administrative charge for the month that begins on the monthly due date; PLUS

             4. The monthly underwriting and sales charge; PLUS

             5. Any charges for riders for the month that begins on the monthly due date.

        The Risk Insurance Amount may increase or decrease, depending on investment experience, the payment of additional premiums, Policy riders, and the application of the death benefit percentage formula. Therefore, the cost of insurance charges can increase or decrease over time.

        Cost of insurance rates are based on the principal sum, sex, attained age, and premium class of the insured. The cost of insurance rates are generally higher for male insureds than for female insureds of the same age and premium class, and ordinarily increase with age. Cost of insurance rates may never exceed the guaranteed maximum cost of insurance rates. Sample rates are shown in Appendix A.

        The premium class of the insured will affect the cost of insurance rates. We currently place insureds into preferred and standard premium classes and into special premium classes involving higher mortality risks. The cost of insurance rates for special premium classes involving higher mortality risks are multiples of the standard rates. If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table in the Policy times a special premium class rating factor shown on your Policy's specification page. This factor is applied to both current and guaranteed cost of insurance rates. This charge compensates us for additional costs associated with claims anticipated from the insureds in the special premium class.

        We calculate the cost of insurance separately for the initial principal sum and for any increase in principal sum. If you request and we approve an increase in your Policy's principal sum, then a different premium class (and a different cost of insurance rate) may apply to the increase, based on the insured's age and circumstances at the time of the increase.

        The Policies are based on mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to men and women of the same age and premium class. We also offer Policies based on unisex mortality tables if required by state law.

        We currently charge cost of insurance rates that are higher for Policies having a principal sum less than $100,000. If you reduce your principal sum below $100,000 at any time, these higher rates will apply.

        CHARGES FOR RIDERS. The monthly deduction includes charges for any optional insurance benefits you add to your Policy by rider.

        MONTHLY ADMINISTRATION CHARGE. We deduct this charge to compensate us for a portion of our administrative expenses such as recordkeeping, processing death benefit claims and Policy changes, and overhead costs. The monthly administration charge currently equals $7. We may increase or decrease this charge but it is guaranteed never to be higher than $10.

        MONTHLY UNDERWRITING AND SALES CHARGE. We deduct this charge each month during the first 60 months after the issue date to compensate us for a portion of the expenses of selling, underwriting and issuing the Policy.

This charge is imposed for an additional 60 months each time you choose to increase the principal sum after the issue date. The rate for this charge depends upon the insured's age at issue or at the time of any increase in principal sum. The charge is calculated by multiplying the rate for this charge by the amount of principal sum issued or by the amount by which the principal sum is increased above the principal sum immediately prior to the current increase. The underwriting and sales charge is not imposed on any increases in principal sum that are due to a change in death benefit option. The underwriting and sales charge will not be reduced as a result of a reduction in the principal sum.

        The amount of the monthly underwriting and sales charge is computed on the issue date, as follows:

          1. Find the appropriate annualized underwriting and sales charge per $1,000 for the insured's issue age in the following table; then

          2. Multiply this charge per $1,000 by the original principal sum; then

          3. Divide the result by 1,000; then

          4. Divide the result by 12.



                        Underwriting and Sales Charge per $1,000 of Principal Sum
----------------------------------------------------------------------------------------------------------
Issue Age, or                      Issue Age, or                            Issue Age, or
Attained Age                        Attained Age                            Attained Age
 at Which          Annualized         at Which          Annualized            at Which          Annualized
Principal Sum      Charge per       Principal Sum       Charge per          Principal Sum       Charge per
is Increased         $1,000         is Increased         $1,000             is Increased          $1,000
------------       ----------       -------------       -----------         --------------      ----------
       21            $ 2.88                 35            $ 3.36                 49               $ 6.75
       22              2.88                 36              3.67                 50                 6.95
       23              2.88                 37              3.98                 51                 7.17
       24              2.88                 38              4.30                 52                 7.40
       25              2.88                 39              4.61                 53                 7.64
       26              2.88                 40              4.92                 54                 7.89
       27              2.88                 41              5.02                 55                 8.16
       28              2.88                 42              5.11                 56                 8.45
       29              2.88                 43              5.21                 57                 8.75
       30              2.88                 44              5.30                 58                 9.08
       31              2.98                 45              5.40                 59                 9.43
       32              3.07                 46              5.83                 60                 9.80
       33              3.17                 47              6.26                 61                10.20
       34              3.26                 48              6.55            62 and older           10.51


EXTRA MONTHLY CHARGE FOR POLICIES IN A SPECIAL PREMIUM CLASS. We may deduct an additional flat extra monthly charge if the insured is in a special premium class. This compensates us for the additional costs associated with the special premium class. The charge, if any, will be shown on your Policy's specifications page.

                        MORTALITY AND EXPENSE RISK CHARGE

         We deduct a daily charge from your Contract Value in each subaccount to compensate us for a portion of certain mortality and expense risks we assume. The mortality risk is the risk that an insured will live for a shorter time than we project. The expense risk is the risk that the expenses we incur will exceed the maximum charges we can impose according to the terms of the Policy. The mortality and expense risk charge is equal to:

          -  your Contract Value in each subaccount MULTIPLIED BY

          - the daily pro rata portion of the annual mortality and expense risk charge rate of 0.70% during the first 10 Policy years, 0.35% during Policy years 11 through 20 and 0.25% thereafter.

        If this charge and the other charges we impose do not cover our actual costs, we absorb the loss. Conversely, if the charges we impose more than cover actual costs, the excess is added to our surplus. We expect to profit from the mortality and expense risk charge. We may use any profits for any lawful purpose including covering distribution costs.

                                SURRENDER CHARGE

        We deduct a surrender charge if, during the first 5 Policy years or within 5 years after any increase in principal sum, you fully surrender the Policy. In the case of a full surrender, we pay you the Contract Value less any surrender charge and any outstanding loan amount and any interest you owe. The payment you receive is called the Surrender Value.

        THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THIS CHARGE BEFORE YOU REQUEST A SURRENDER. Under some circumstances the level of surrender charges might result in no Surrender Value available if you surrender your Policy during the period when surrender charges apply. This will depend on a number of factors, but is more likely if:

          1. you pay premiums equal to or not much higher than the minimum premium shown in your Policy, or

          2. investment performance is too low.

        The surrender charge is equal to the sum of all the underwriting and sales charges that remain on the Policy, assuming the Policy stayed in force until the maturity date.

        AN EXAMPLE OF CALCULATING THE SURRENDER CHARGE FOLLOWS:

        THIS EXAMPLE IS FOR A POLICY THAT IS IN ITS 39TH MONTH. THE PRINCIPAL SUM IS $200,000 AND THE ISSUE AGE IS 35.

        The monthly underwriting and sales charge for this policy is (3.36)(200,000/1000)/12=$56.00. The number of such charges that remain on the policy is 60-39=21. Therefore the surrender charge is (21)(56.00)=$1,176.

        PARTIAL WITHDRAWAL PROCESSING FEE. We deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn.

                                 TRANSFER CHARGE

          - We currently allow you to make 12 transfers each Policy year free from charge. Any unused free transfers do not carry over to the next Policy year.

          - We charge $25 for each additional transfer. We will not increase this charge.

          - For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.

          - We deduct the transfer charge from the amount being transferred, or from the remaining Contract Value, according to your instructions.

          - Transfers we effect on the reallocation date, and transfers due to loans and dollar cost averaging, do NOT count as transfers for the purpose of assessing this charge.

                               PORTFOLIO EXPENSES

        The value of the net assets of each subaccount is reduced by the investment management fees, 12b-1 fees and service fees in some cases, and other expenses incurred by the corresponding portfolio in which the subaccount invests. You pay these fees and expenses indirectly. See the Portfolio Expense Table in this prospectus, and the portfolios' prospectuses for further information on these fees and expenses.

        We (and our affiliates) receive compensation from certain investment advisers and/or administrators (and/or an affiliate thereof) of the portfolios in connection with administrative or other services we provide and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range from an annual rate of 0.10% to 0.25% and is based on a percentage of assets of the particular portfolios attributable to the Policy, and in some cases, other policies issued by Farmers (or its affiliates). We also receive the service fees and all or a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for providing certain services permitted under the fund's 12b-1 plan. Some advisers, administrators or portfolios may pay us more than others.

                                  OTHER CHARGES

          -  We charge $5 for each additional annual report you request.

          -  Any riders attached to the Policy will have their own charges.

DEATH BENEFIT
================================================================================

                             DEATH BENEFIT PROCEEDS

        As long as the Policy is in force, we will pay the death benefit proceeds once we receive satisfactory proof of the insured's death at our Home Office. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds into an interest paying checking account or under a payment option. See "Payment Options."

DEATH BENEFIT       -    the death benefit (described below); MINUS
PROCEEDS EQUAL:
                    -    any past due monthly deductions; MINUS

                    -    any outstanding Policy loan on the date of death; MINUS

                    -    any interest you owe on the Policy loan(s); PLUS

                    - any additional benefits payable under the terms of any riders attached to the Policy.

        If all or a part of the death benefit proceeds are paid in one lump sum and the proceeds are at least $10,000, we will place the lump-sum payment into an interest-bearing special account opened in the beneficiary's name. We will provide the beneficiary with a checkbook to access these funds from the special account within seven days of our receipt of due proof of death and payment instructions at the Service Center. The beneficiary can withdraw all or a portion of the death benefit proceeds at any time, and will receive interest on the proceeds remaining in the account. The special account is part of our general account, is not FDIC insured, and is subject to the claims of our creditors. We may receive a benefit from the amounts held in the account.

        We may further adjust the amount of the death benefit proceeds under certain circumstances. See "Our Right to Contest the Policy," "Misstatement of Age or Sex," and "Suicide Exclusion."

                              DEATH BENEFIT OPTIONS

        In your application, you tell us how much life insurance coverage you initially want to purchase on the life of the insured. We call this the "principal sum" of insurance. You also choose whether the death benefit we will pay is Option A (variable death benefit through attained age 99), or Option B (level death benefit through attained age 99). For attained ages after age 99, the death benefit equals the Contract Value. You may change the death benefit option at any time.

THE VARIABLE        -    the principal sum PLUS the Contract Value (determined
DEATH BENEFIT            as of the end of the Valuation Period during which the
UNDER OPTION A           insured dies); OR
IS THE GREATER
OF:                 -    the death benefit required by the Tax Code (Contract
                         Value on the date of death multiplied by the applicable death benefit percentage).


        Under Option A, the death benefit varies with the Contract Value.

THE LEVEL DEATH     -    the principal sum on the date of death; OR
BENEFIT UNDER
OPTION B IS THE     -    the death benefit required by the Tax Code (Contract
GREATER OF:              Value on the date of death multiplied by the applicable
                         death benefit percentage).

        Under Option B, your death benefit generally equals the principal sum and will remain level, unless the Contract Value becomes so large that the Tax Code requires a higher death benefit (Contract Value times the applicable death benefit percentage).

        Under Option A, your death benefit will tend to be higher than under Option B. However, the monthly insurance charges we deduct will also be higher to compensate us for our additional risk. Because of this, your Contract Value will tend to be higher under Option B than under Option A.

        In order for the Policy to qualify as life insurance, Federal tax law requires that your death benefit be at least as much as your Contract Value multiplied by the applicable death benefit percentage. The death benefit percentage is based on the insured person's attained age. For example, the death benefit percentage is 250% for an insured at age 40 or under, and it declines for older insureds. The following table indicates the applicable death benefit percentages for different attained ages:

        ATTAINED AGE                      DEATH BENEFIT PERCENTAGE
        ------------                      ------------------------
        40 and under                                250%
          41 to 45                 250% minus 7% for each age over age 40
          46 to 50                 209% minus 6% for each age over age 46
          51 to 55                 178% minus 7% for each age over age 51
          56 to 60                 146% minus 4% for each age over age 56
          61 to 65                 128% minus 2% for each age over age 61
          66 to 70                 119% minus 1% for each age over age 66
          71 to 74                 113% minus 2% for each age over age 71
          75 to 90                                  105%
          91 to 94                 104% minus 1% for each age over age 91
          95 to 100                                 100%



        If the Tax Code requires us to increase the death benefit by reference to the death benefit percentages, that increase in the death benefit will increase our risk, and will result in a higher monthly cost of insurance.

        OPTION A EXAMPLE. Assume that the insured's attained age is under 40, that there have been no decreases in the principal sum, and that there are no outstanding loans. Under Option A, a Policy with a principal sum of $50,000 will have a death benefit equal to the greater of $50,000 plus Contract Value or 250% of the Contract Value. Thus, a Policy with a Contract Value of $10,000 will have a death benefit of $60,000 (that is, the greater of $60,000 ($50,000 + $10,000) or $25,000 (250% of $10,000)).

        However, once the Contract Value exceeds $33,334, the death benefit determined by reference to the death benefit percentage ($33,334 X 250% = $83,335) will be greater than the principal sum plus Contract Value ($50,000 + $33,334 = $83,334). Each additional dollar of Contract Value above $33,334 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

        Similarly, under this scenario, any time Contract Value exceeds $33,334, each dollar taken out of Contract Value will reduce the death benefit by $2.50.

        OPTION B EXAMPLE. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in principal sum, and that there are no outstanding loans. Under Option B, a Policy with a $50,000 principal sum will generally have a $50,000 death benefit. However, because the death benefit must be equal to or be greater than 250% of Contract Value, any time the Contract Value exceeds $20,000, the death benefit will be determined as required by the Tax Code (Contract Value X 250%) and will exceed the principal sum of $50,000. Each additional dollar added to the Contract Value above $20,000 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

        Similarly, so long as the Contract Value exceeds $20,000, each dollar taken out of the Contract Value will reduce the death benefit by $2.50.

                         CHANGING DEATH BENEFIT OPTIONS

        - You may change death benefit options or change the principal sum (but not both, unless done simultaneously) once each Policy year.

        -   You must make your request in writing.

        - We may require evidence of insurability. We can deny your request for reasons including but not limited to the following:

            > We do not wish to increase the death benefits due to the insured's health, occupation, avocations, or any factor that we believe has a bearing on the insured's risk of death.

            > We conclude the insured has an excessive amount of insurance coverage

            > We conclude the owner no longer has an insurable interest in the insured.

        - The effective date of the change will be the monthly due date on or following the date when we approve your request for a change.

        - We will send you a Policy endorsement with the change to attach to your Policy.

        - Changing the death benefit option may have tax consequences. You should consult a tax adviser before changing the death benefit option.

FROM OPTION A (VARIABLE DEATH BENEFIT) TO OPTION B (LEVEL DEATH BENEFIT)
------------------------------------------------------------------------

        -   We do not require evidence of insurability.

        - The principal sum will change. The new Option B principal sum will equal the Option A principal sum plus the Contract Value on the effective date of the change.

        - WE WILL NOT IMPOSE AN ADDITIONAL UNDERWRITING AND SALES CHARGE ON THE PORTIONS OF ANY INCREASE IN PRINCIPAL SUM DUE TO A CHANGE IN DEATH BENEFIT OPTION.

        -   The minimum premium will increase.

        - The change in option affects the determination of the death benefit since Contract Value is no longer added to the principal sum. The death benefit will equal the new principal sum (or, if higher, the Contract Value times the applicable death benefit percentage).

FROM OPTION B (LEVEL DEATH BENEFIT) TO OPTION A (VARIABLE DEATH BENEFIT)
------------------------------------------------------------------------

        -   You must provide satisfactory evidence of insurability.

        - The principal sum will change. The new Option A principal sum will equal the Option B principal sum less the Contract Value immediately before the change, but the new principal sum will not be less than the minimum principal sum shown on your Policy's specifications page.

        -   The minimum premium will decrease.

        - The change in death benefit option affects the determination of the death benefit since Contract Value will be added to the new principal sum, and the death benefit will then vary with the Contract Value.

        - Any underwriting and sales charge on the Policy will not be reduced as a result of any decrease in the principal sum.

        A change in death benefit option may affect the future monthly cost of insurance charge, which varies with the Risk Insurance Amount. Generally, the Risk Insurance Amount is the amount by which the death benefit exceeds the Contract Value. (See " Charges and Deductions -- Monthly Deduction -- Cost of Insurance.") If the death benefit does not equal Contract Value times the death benefit percentage under either Options A or B, changing from Option A (variable death benefit) to Option B (level death benefit) will generally decrease the future Risk Insurance Amount. This would decrease the future cost of insurance charges. Changing from Option B (level death benefit) to Option A (variable death benefit) generally results in a Risk Insurance Amount that remains level. Such a change, however, results in an increase in cost of insurance charges over time, since the cost of insurance rates increase with the insured's age.

                   EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT

        If you have selected the variable death benefit (Option A), a withdrawal will not affect the principal sum. But if you have selected the level death benefit (Option B), a withdrawal (partial surrender) will reduce the principal sum by the amount of the withdrawal. The reduction in principal sum will be subject to the terms of the Changing the Principal Sum section below.

                           CHANGING THE PRINCIPAL SUM

        When you apply for the Policy, you tell us how much life insurance coverage you initially want on the life of the insured. We call this the principal sum. You may change the principal sum subject to the conditions described below. YOU MAY EITHER CHANGE THE PRINCIPAL SUM OR CHANGE THE DEATH BENEFIT OPTION (BUT NOT BOTH, UNLESS DONE SIMULTANEOUSLY) NO MORE THAN ONCE PER POLICY YEAR. We will send you a Policy endorsement with the change to attach to your Policy.

        Increasing the principal sum could increase the death benefit. Decreasing the principal sum could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the selected death benefit option and the degree to which the death benefit exceeds the principal sum prior to the change. Changing the principal sum could affect the subsequent level of death benefit and Policy values. An increase in the principal sum may increase the Risk Insurance Amount, thereby increasing your cost of insurance charge. Conversely, a decrease in the principal sum may decrease the Risk Insurance Amount, thereby decreasing your cost of insurance charge.

        We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. However, changing the principal sum may have other tax consequences. You should consult a tax adviser before changing the principal sum.

        INCREASES

        - You may increase the principal sum by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the monthly due date following our approval of your request. We can deny your request for reasons including but not limited to the following:

            > We do not wish to increase the death benefits due to the insured's health, occupation, avocations, or any factor that we believe has a bearing on the insured's risk of death.

            > We conclude the insured has an excessive amount of insurance coverage

            > We conclude the owner no longer has an insurable interest in the insured.

        - You can increase the principal sum at any time before the insured's attained age 75. Increases during the first Policy year are permitted.

        - The minimum increase is $25,000 during the first two years after the issue date. The minimum increase after the second year is $100,000 if the premium class shown on the Specifications Page of your Policy is preferred non-nicotine use, or $50,000 otherwise.

        - An additional underwriting and sales charge will be imposed each month during the 60 months following each increase in principal sum. We assess this charge on the amount of the increase in principal sum. See the "Underwriting and Sales Charge" section of this prospectus for an explanation of how this charge is calculated.

        - Increasing the principal sum will increase your Policy's minimum premium.

        DECREASES

            - You may decrease the principal sum, but not below the minimum principal sum amount shown on your Policy's specifications page.

            - You must submit a written request to decrease the principal sum. Evidence of insurability is not required.

            - Any decrease will be effective on the monthly due date following our approval of your request.

            - A reduction in principal sum will not reduce any underwriting and sales charges or surrender charges on the Policy.

            - A decrease in principal sum may require that a portion of a Policy's Surrender Value be distributed as a partial surrender in order to maintain federal tax compliance. Decreasing the principal sum may also cause your Policy to become a Modified Endowment Policy under federal tax law and receive less favorable tax treatment than other life insurance policies. See "Tax Treatment of Policy Benefits, Modified Endowment Policies."

            - Decreasing the principal sum will reduce your Policy's minimum premium.

            - Decreasing the principal sum may increase the rates we charge you for the cost of insurance. We currently charge significantly higher rates if the principal sum is below $100,000 than if it is at least $100,000.

                                 PAYMENT OPTIONS

        There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Below is information concerning settlement options described in your Policy. None of these options vary with the investment performance of the variable account.

SETTLEMENT OPTIONS. If you surrender the Policy, or if the Policy matures, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of five fixed settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. The proceeds under any settlement option must be at least $2,500, and each payment must be at least $25, or we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

        Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date, the maturity date or the insured's date of death.

        Under any settlement option, the dollar amount of each payment will depend on three things:

        - the amount of the surrender or death benefit proceeds on the surrender date, maturity date or insured's date of death;

        - the interest rate we credit on those amounts (we guarantee a minimum interest rate); and

        - the specific option(s) you choose. The amount you would receive may depend on your adjusted age and sex.

OPTION 1 --         -    Your proceeds will earn interest at a rate of 2.5% per
INTEREST                 year compounded annually.
ACCUMULATION:
                    -    We may not keep the funds under this option for longer
                         than five years, unless the beneficiary is a minor, in which case we may hold the funds until the beneficiary attains the age of majority.

OPTION 2 --         -    You will receive income of at least $25 annually,
INTEREST                 $12.42 semi-annually, $6.19 quarterly, or $2.05 monthly
INCOME:                  for each $1,000 of proceeds.

                    - Unless you direct otherwise, the payee may withdraw the proceeds at any time.

                    - After the first year, we may defer such withdrawal for up to six months.


OPTION 3 --         -    We will pay installments for a specified period.
INCOME-PERIOD
CERTAIN:            -    The amount of each installment per $1,000 of proceeds
                         will not be less than the amounts shown in the table in your Policy.

                    - If the payee dies before the end of the specified period, we will pay the installments to the contingent payee for the remainder of the specified period.

OPTION 4 --         -    We will pay installments of a specified amount
INCOME-AMOUNT            until the proceeds together with interest are paid in
CERTAIN:                 full.

                    - We will credit interest at a rate of 2.5% compounded annually.

OPTION 5 --         -    We will pay installments for the payee's lifetime.
INCOME-LIFE:
                    -    We will make payments for at least a specified
                         guaranteed period.

                    - If the payee dies before the end of the guaranteed period, we will continue to pay proceeds to a contingent payee for the remainder of the guaranteed period.

                    - The amount of each installment will depend on the adjusted age and sex of the payee at the time the first payment is due.

                    - We determine the adjusted age by calculating the age at the payee's nearest birthday on the date of the first payment and subtracting a number that depends on the year in which the first payment begins:

   First Payment Date                            Adjusted Age is Age Minus
   ------------------                            -------------------------
      2001 to 2010                                        1 Year
      2011 to 2020                                        2 Years
      2021 to 2030                                        3 Years
      2031 to 2040                                        4 Years
       After 2040                                         5 Years

SURRENDERS AND WITHDRAWALS
================================================================================

                                   SURRENDERS

        - You may make a written request to surrender your Policy for its Surrender Value as calculated at the end of the Valuation Period during which we receive your request. You should send your written request to the Service Center. A surrender may have tax consequences.

        - The insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request.

        - You will incur a surrender charge if you surrender the Policy during the first 5 Policy years or within 5 years after any increase in the principal sum. See "Charges and Deductions."

        - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

        - We will pay you the Surrender Value in a lump sum within seven calendar days unless you request other arrangements.

        - Surrendering the Policy may have tax consequences. See "Federal Tax Consequences."

                               PARTIAL WITHDRAWALS

        You may request a withdrawal of a portion of your Contract Value subject to certain conditions. Partial withdrawals may have tax consequences. See "Federal Tax Consequences."

WITHDRAWAL  ->      You must make your partial withdrawal request to us in
CONDITIONS:         writing.

            ->      You should send your written request to the Service Center.

            -> You may make only one partial withdrawal each calendar quarter.

            ->      You must request at least $500.

            -> You cannot withdraw more than 75% of the Surrender Value without surrendering the Policy.

            -> You can specify the subaccount(s) and fixed account from which to make the withdrawal, otherwise we will deduct the amount from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account). No portion of the loan account may be withdrawn.

            -> We will process the withdrawal at the unit values next determined after we receive your request.

            -> We generally will pay a withdrawal request within seven calendar days after the Valuation Day when we receive the request.

        Whenever you take a withdrawal, we deduct a processing fee (on a pro rata basis) from the Contract Value equal to the lesser of $25 or 2% of the amount withdrawn.

        We will cancel units equal to the amount of the withdrawal and processing fee from the subaccounts and the fixed account according to your instructions, or on a pro-rata basis if you provide no instructions.

        If the level death benefit (Option B) is in effect at the time of a withdrawal, we will reduce the principal sum by the amount of the withdrawal (but not by the processing fee). See "Changing the Principal Sum -- Decreases." We will not allow any withdrawal to reduce the principal sum below the minimum principal sum set forth in the Policy.

TRANSFERS
================================================================================

        You may make transfers from the subaccounts or from the fixed account. You may not make any transfers from the loan account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:

     - You may make an unlimited number of transfers in a Policy year from the subaccounts.

     - You may only make one transfer each Policy year from the fixed account (unless you choose dollar cost averaging).

     - You may request transfers in writing (in a form we accept), or by telephone. You should send written requests to the Service Center.

     - For SUBACCOUNT TRANSFERS, you must transfer the lesser of $250, or the total value in the subaccount.

     - For FIXED ACCOUNT TRANSFERS, you may not transfer more than 25% of the value in the fixed account, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.

     - We deduct a $25 charge from the amount transferred or from the remaining Contract Value (your choice) for the 13th and each additional transfer in a Policy year. Any unused free transfers do not carry over to the next Policy year. Transfers we effect on the reallocation date and transfers resulting from loans are NOT treated as transfers for the purpose of the transfer charge.

     - We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

     - We process transfers based on unit values determined at the end of the Valuation Day when we receive your transfer request.

                              THIRD PARTY TRANSFERS

        If you authorize a third party to transact transfers on your behalf, we will honor their transfer instructions, so long as they comply with our administrative systems, rules and procedures, which we may modify or rescind at any time. We take no responsibility for any third party asset allocation program. PLEASE NOTE that any fees and charges assessed for third party asset allocation services are separate and distinct from the Policy fees and charges set forth in this prospectus. We neither recommend nor discourage the use of asset allocation services.

                            EXCESSIVE TRADING LIMITS

        We reserve the right to limit transfers in any Policy year, or to refuse any transfer request for an owner if:

        - we believe, in our sole discretion, that excessive trading by the owner, or a specific transfer request, or a group of transfer requests, may have a detrimental effect on the accumulation unit values of any subaccount or the share prices of any portfolio or would be detrimental to other owners; or

        - we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other owners.

                          DOLLAR COST AVERAGING PROGRAM

        Under the dollar cost averaging program, you may authorize us to transfer a fixed dollar amount at monthly intervals from the fixed account to one or more subaccounts. You may designate up to eight subaccounts to receive the transfers. The fixed dollar amount will purchase more accumulation units of a subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

        You may cancel your participation in the program at any time.

        You may enroll in the dollar cost averaging program at any time by submitting a request to the Service Center. We make transfers on the same day of every month as your issue date. We must receive the form at least 5 valuation days before the transfer date, for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total Contract Value in the fixed account must be at least equal to the amount you designate to be transferred on each transfer date. Transfers from the fixed account must be at least $100.

Transfers under the dollar cost averaging program will not occur unless the balance in the fixed account is at least as large as the amount designated to be transferred.

        We may modify or revoke the dollar cost averaging program at any time.

                               TELEPHONE TRANSFERS

        Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. (In some states you may have to elect telephone transfers.) The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call the Service Center toll-free at 1-877-376-8008, open between 8:00 a.m. and 6:00 p.m. Eastern Time.

        Please note the following regarding telephone transfers:

            -> We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

            -> We will employ reasonable procedures to confirm that telephone instructions are genuine.

            -> Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

            -> If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

        We will process any telephone transfer order that is completely received at the Service Center before the New York Stock Exchange ("NYSE") closes (usually 4:00 p.m. Eastern time, 1:00 p.m. Pacific time). We cannot guarantee that telephone transactions will always be available. For example, our Service Center may be closed during severe weather emergencies or there may be interruptions in telephone service or problems with computer systems that are beyond our control. Outages or slowdowns may prevent or delay our receipt of your request. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

        The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time, 1:00 p.m. Pacific time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

        We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Policies, for any reason.

LOANS
================================================================================

        While the Policy is in force, you may borrow money from us using the Policy as the only security for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See "Federal Tax Consequences."

LOAN CONDITIONS:    -    You may take a loan against the Policy for amounts up
                         to the Surrender Value minus loan interest you would have to pay by the next Policy anniversary date.

                    - To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account, which is a part of our general account. If your loan application does not specify any allocation instructions, we will transfer the loan from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account).

                    - Amounts in the loan account earn interest at the guaranteed minimum rate of [2.5%] per year, compounded annually. We may credit the loan account with an interest rate different from the fixed account.

                    - We normally pay the amount of the loan within seven calendar days after we receive a proper loan request at the Service Center. We may postpone payment of loans under certain conditions. See "When We Make Payments."

                    - We charge you interest on your loan. The loan interest rate is [2.75%], compounded annually. Interest accrues daily and is due and payable at the end of each Policy year, or, if earlier, on the date of any loan increase or repayment. Unpaid interest becomes part of the outstanding loan and accrues interest daily.

                    - You may repay all or part of your outstanding loans at any time by sending the repayment to the Service Center. LOAN REPAYMENTS MUST BE AT LEAST $25, AND MUST BE CLEARLY MARKED AS "LOAN REPAYMENTS" OR THEY WILL BE CREDITED AS PREMIUMS.

                    - Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan account to the fixed and/or variable account according to your current premium allocation instructions.

                    - We deduct any unpaid loan amount and any interest you owe, from the Surrender Value and death benefit proceeds payable on the insured's death.

                    - If any unpaid loan amount, plus any interest you would owe if you surrendered the Policy, equals or exceeds the Contract Value, causing the Surrender Value to become zero, then your Policy will enter a 61-day grace period. See "Policy Lapse."

                             EFFECTS OF POLICY LOANS

        A Policy loan affects the Policy, because we reduce the death benefit proceeds and Surrender Value under the Policy by any outstanding loan amount plus any interest you owe. Repaying the loan causes the death benefit proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the loan account. This amount is not affected by the variable account's investment performance and may not be credited with the same interest rates currently accruing on the fixed account. Amounts transferred from the variable account to the loan account will affect the value in the variable account because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the variable account.

        There are risks involved in taking a Policy loan, one of which is an increased potential for the Policy to lapse. In addition, the tax consequences of a Policy loan are uncertain. A Policy loan may have adverse tax consequences. See "Federal Income Tax Considerations." You should consult a tax adviser before taking out a Policy loan.

        We will notify you (or any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Contract Value. If you do not submit a sufficient payment during the 61-day grace period your Policy will lapse.

POLICY LAPSE
================================================================================

                                      LAPSE

        The following circumstances will cause your Policy to enter a 61-day grace period during which you must make a large enough payment to keep your Policy in force:

            - Your Policy's Surrender Value becomes zero, and total premiums you have paid, minus withdrawals (not including surrender charges and processing fees), are less than the cumulative minimum premiums; or

            - The total premiums you have paid, less withdrawals (not including surrender charges and processing fees), are greater than the cumulative minimum premiums, but the Contract Value (minus outstanding loan amount and any interest you would owe if you surrendered the Policy) is too low to pay the entire monthly deduction when due.

        Whenever your Policy enters the grace period, you must make a sufficient payment before the grace period ends. If you do not make a sufficient payment by the end of the grace period, then your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be large enough to cause either one of the following conditions:

            1. the Surrender Value must exceed zero, after deducting all due and unpaid monthly deductions; OR


            2. total premiums paid less withdrawals (not including surrender charges and processing fees) must exceed cumulative minimum premiums, AND the Contract Value less any outstanding loan amount (plus any interest you would owe if you surrendered the Policy) must exceed zero, after deducting all due and unpaid monthly deductions.

        If your Policy enters into a grace period, we will mail a notice to your last known address or to any assignee of record. We will mail the notice at least 31 days before the end of the grace period. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate.

                                  REINSTATEMENT

        We will reinstate a lapsed Policy within three years after the Policy enters a grace period that ends with a lapse (and prior to the maturity date). To reinstate the Policy you must:

            -   provide evidence of insurability satisfactory to us;

            - pay the unpaid monthly deductions due during the last expired grace period; and

            - pay a premium sufficient to keep the Policy in force for three months after the date of reinstatement.

We will reinstate any indebtedness that existed on your Policy at the date of termination, plus additional interest to the date of reinstatement. Your Contract Value on the reinstatement date will equal the premiums you pay at reinstatement, times the percent of premium factor, minus all unpaid monthly deductions due during the last expired grace period, minus an additional monthly deduction due at the time of reinstatement, plus the Loan Account, which will be reinstated to its value on the date of termination plus interest to the date of reinstatement. The surrender charges will still apply and will be calculated based on the original issue date of the Policy and the dates of any increases in the principal sum. The reinstatement date for your Policy will be the monthly due date on or following the date we approve your application for reinstatement. In most states, we will apply the suicide and incontestability provisions from the reinstatement date except that the suicide provision will not apply after age 100. We may decline a request for reinstatement. We will not reinstate a Policy that has been surrendered for the Surrender Value.

FEDERAL TAX CONSIDERATIONS
================================================================================

        The following summary provides a general description of the Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisers for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

                            TAX STATUS OF THE POLICY

        A Policy must satisfy certain requirements set forth in the Tax Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law. There is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy issued on a standard premium class basis should satisfy the applicable Tax Code requirements.

        Because of the absence of pertinent interpretations of the Tax Code requirements, there is uncertainty about the application of such requirements to the Policy, particularly if the Policy is issued on a special premium class basis particularly if the full amount of premiums permitted under the Policy is paid. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

        In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the your flexibility to allocate premiums and Contract Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

        In addition, the Tax Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

        The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

                        TAX TREATMENT OF POLICY BENEFITS

        IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax adviser on these consequences.

        Generally, you will not be deemed to be in constructive receipt of the Contract Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

        MODIFIED ENDOWMENT CONTRACTS. Under the Tax Code, certain life insurance policies are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years. Certain changes in a Policy after it is issued (including a reduction in benefits at any time after issuance) could also cause it to be classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax adviser to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

        Upon issue of your Policy, we will notify you if your Policy is classified as a MEC based on the initial premium we receive. If any future payment we receive would cause your Policy to become a MEC, you will be notified. We will not invest that premium in the Policy until you notify us that you want to continue your Policy as a MEC.

        Distributions (other than Death Benefits) from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

            - All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy owner's investment in the Policy only after all gain has been distributed.

            - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

            - A 10% additional income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you, the beneficiary.

            - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

        DISTRIBUTIONS (OTHER THAN DEATH BENEFITS) FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than Death Benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

        Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, the tax consequences associated with Policy loans from this Policy are less clear because the difference between the interest rate we charge on Policy loans and the rate we credit to the loan account results in a net cost to you that could be viewed as negligible and, as a result, it is possible that such a loan could be treated as, in substance, a taxable distribution. You should consult a tax adviser about such loans.

        Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10% additional tax.

        INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

        POLICY LOANS. If a loan from a Policy is outstanding when the Policy is cancelled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences. IF YOUR POLICY HAS A LARGE AMOUNT OF INDEBTEDNESS WHEN IT LAPSES OR IS SURRENDERED, YOU MIGHT OWE TAXES THAT ARE MUCH MORE THAN THE SURRENDER VALUE YOU RECEIVE.

        This Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. The aim of this strategy is to continue borrowing from the Policy until its Contract Value is just enough to pay off the Policy loans that have been taken out. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, this strategy will fail to achieve its goal if the Policy is a MEC or becomes a MEC after the periodic borrowing begins. Second, this strategy has not been ruled on by the Internal Revenue Service or the courts and it may be subject to challenge by the IRS, since it is possible that loans under this Policy will be treated as taxable distributions. Finally, there is a significant risk that poor investment performance, together with ongoing deductions for insurance charges, will lead to a substantial decline in the Contract Value that could result in the Policy lapsing. In that event, assuming Policy loans have not already been subject to tax as distributions, a significant tax liability could arise when the lapse occurs. Anyone considering using the Policy as a source of tax-free income by taking out Policy loans should consult a competent tax adviser before purchasing the Policy about the tax risks inherent in such a strategy.

        MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

        WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

        OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in-force beyond the insured's 100th year. IT IS POSSIBLE THAT THE INTERNAL REVENUE SERVICE MIGHT TAX YOU AS THOUGH YOU HAVE SURRENDERED THE POLICY WHEN THE INSURED REACHES AGE 100, EVEN IF YOU KEEP THE POLICY IN FORCE. THIS COULD POTENTIALLY RESULT IN A VERY LARGE TAX LIABILITY FOR YOU. THE TAX LIABILITY MIGHT BE MUCH LARGER THAN THE SURRENDER VALUE OF THIS POLICY.

        BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to tax attributes of the arrangement.

        In recent years, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued guidance relating to split dollar insurance arrangements. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

        OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is a member of a generation that is two or more generations below the generation of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

        ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax.

        POSSIBLE TAX LAW CHANGES. While the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax adviser with respect to legislative developments and their effect on the Policy.

        POSSIBLE CHARGES FOR OUR TAXES. At the present time, we make no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION
================================================================================

                         OUR RIGHT TO CONTEST THE POLICY

        In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

        In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the issue date, or if reinstated, for two years from the date of reinstatement. We will not contest any increase in principal sum after the increase has been in force for two years during the insured's lifetime. This limitation of our right to contest the validity of the Policy does not apply to any riders.

                                SUICIDE EXCLUSION

        If the insured commits suicide before age 100, while sane or insane, within two years of the issue date or the date of reinstatement, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, LESS any loans and any interest you owe, and LESS any partial withdrawal amounts (not including processing fees) previously paid. A new two-year period will apply from the effective date of any reinstatement and to each increase in principal sum starting on the effective date of each increase. During this two-year period, the death benefit proceeds paid that are associated with an increase in principal sum will be limited to the monthly cost of insurance charges for the increase.

                           MISSTATEMENT OF AGE OR SEX

        If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.

                              MODIFYING THE POLICY

        Only one of our officers may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

        Upon notice to you, we may modify the Policy to:

            -> conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject;

            -> assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

            ->  reflect a change in the variable account's operations.

        If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we will amend the provision to conform with such laws.

                                STATE VARIATIONS

        Any state variations in the Policy are covered in a special policy form for use in that state. This Prospectus provides a general description of the Policy. Your actual Policy and any endorsements or riders are the controlling documents. If you would like to review a copy of your Policy and its endorsements and riders, if any, contact our Service Center.

                           WHEN WE WILL MAKE PAYMENTS

        We usually pay the amounts of any surrender, withdrawal, death benefit proceeds, loans, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

            - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; OR

            - the SEC permits, by an order, the postponement for the protection of owners; OR

            - the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

        If you have submitted a recent check or draft, we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored.

        If mandated under applicable law, we may be required to reject a premium payment and/or otherwise block access to a Policy owner's account and thereby refuse to pay any request for transfers, partial withdrawals, surrenders, loans, or death benefits. Once blocked, monies would be held in that account until instructions are received from the appropriate regulator.

        We have the right to defer payment of any surrender, withdrawal, death benefit proceeds, loans or settlement options from the fixed account for up to six months from the date we receive your written request.

                                REPORTS TO OWNERS

        At least once each year, or more often as required by law, we will mail to owners at their last known address a report showing at least the following information as of the end of the report period:


          the current principal sum      any loans since the last report
          the current death benefit      premiums paid since the last report
          the Contract Value             all deductions since the last report
          the Surrender Value            the amount of any outstanding loans


        You may request additional copies of reports for a $5 fee. We will maintain all records relating to the variable account and the fixed account.

        Contract owners will also receive confirmations within 7 calendar days of each unscheduled financial transaction, such as premium payments, transfers, partial withdrawals, loans and surrenders. Scheduled financial transactions may be confirmed using quarterly statements.

                               POLICY TERMINATION

        Your Policy will terminate on the earliest of:

 -> the maturity date (insured's attained   -> the end of the grace period
    age 120)                                   without a sufficient payment

 -> the date the insured dies               -> the date you surrender the Policy

                         SUPPLEMENTAL BENEFITS (RIDERS)

        The following supplemental benefits (riders) are available and may be added to a Policy. The cost of these benefits is added to the monthly deduction. The riders available with the Policies provide fixed benefits that do not vary with the investment experience of the variable account.

            - accelerated payment of a portion of the death benefit in the event the insured develops a terminal illness. If the insured utilizes this rider before the age of 95, the insured's terminal illness must be anticipated within 12 months or less and the insured can receive a maximum benefit of $150,000 or 50% of the death benefit available until the insured's age 95. If the insured is 95 or older when the benefit is requested, the insured's terminal illness must be anticipated within 24 months. Beginning at the insured's age 95, any amount up to the entire death benefit is available for acceleration.

            - payment of a monthly disability benefit to the fixed account if the insured is totally disabled. This rider is designed to provide a monthly benefit that defrays a portion of the monthly deductions during periods when the insured is disabled and cannot pay any premiums. Normal withdrawal limits will apply if you withdraw the funds allocated to the fixed account as a monthly disability benefit.

        The benefits and restrictions are described in each rider. We will provide samples of these provisions upon request.

        You should consult a tax advisor to learn about the tax consequences associated with each rider.

        Each rider may not be available in all states, and a rider may vary by state.

PERFORMANCE DATA
================================================================================

  HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE

        In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Contract Value and Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED.

        The values we may illustrate for death benefit, Contract Value and Surrender Value would take into account all charges and deductions from the Policy, the variable account and the portfolios. We would not deduct premium taxes or charges for any riders.

ADDITIONAL INFORMATION
================================================================================

                              SALE OF THE POLICIES

        We have entered into a distribution agreement with WM Financial Services, Inc. ("WMFS") for the distribution and sale of the Policies. Pursuant to this agreement, WMFS serves as the principal underwriter for the Policies. WMFS, a [_______________] company organized in[_______], is affiliated with [__________]. WMFS is located at [____________________________________________].
WMFS is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

        WMFS offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. More information about WMFS and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with WMFS are also licensed as insurance agents in the states in which they do business and are appointed with Farmers.

        We pay sales commissions to WMFS for the sale of the Policies by its registered persons. Sales commissions may vary, but are expected not to exceed [___]% of premiums up to a target premium set by Farmers and [___]% of premium in excess of the target premium in the first year. The commission is not expected to exceed [___]% of premium up to the target premium and [___]% of excess premium in renewal years two through ten. After year 10, the commission is expected not to exceed [___]% of the Policy's Contract Value each year.

        WMFS may enter into selling agreements with other broker-dealers registered under the 1934 Act to sell the Policies. Under these agreements, the commissions paid to broker-dealers will not exceed those described above.

        Because registered persons of WMFS who sell the Policies are also agents of Farmers, they may be eligible for various cash benefits, such as production incentive bonuses, insurance benefits, and expense allowances, and non-cash compensation programs that Farmers offers to its agents, such as conferences, trips, prizes, and awards. WMFS and its managers may also sponsor incentive programs for registered persons. Registered persons of WMFS may receive bonuses based upon the number of policies sold and maintained over certain periods. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

        We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policy owners or the Variable Account.

        We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering at any time.

        The following is a list of the current directors and executive officers of WMFS and their business addresses:

NAME AND PRINCIPAL BUSINESS ADDRESS             POSITIONS AND OFFICES WITH WMFS
-----------------------------------             --------------------------------


                                  LEGAL MATTERS

        Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. All matters of Washington law pertaining to the Policy have been passed upon by M. Douglas Close, Vice President and General Counsel, Farmers New World Life Insurance Company.

                                LEGAL PROCEEDINGS

        Like other life insurance companies, we are involved in lawsuits. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. While it is not possible to predict the outcome of such matters with absolute certainty, we believe that the ultimate disposition of these proceedings should not have a material adverse effect on the financial position of Farmers New World Life. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will materially impact the variable account or WMFS.

                                     EXPERTS

        The financial statements included in the Prospectus as of December 31, 2001 and for the periods then ended, have been audited by PricewaterhouseCoopers LLP, independent accountants, 999 Third Avenue, Suite 1800, Seattle, Washington 98104, as stated in their reports appearing in the Prospectus in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements for the year ended December 31, 2000 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, 700 Fifth Avenue, Suite 4500, Seattle, Washington 98104-5044, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        Actuarial matters included in this prospectus have been examined by Joel
D. Kuni as stated in the opinion filed as an exhibit to this registration statement.

                              FINANCIAL STATEMENTS

        The audited balance sheets of Farmers New World Life Insurance Company as of December 31, 2001 and 2000, and the related statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001, as well as the Independent Accountants' Reports, are contained herein. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policies.

        The audited financial statements for the Farmers Variable Life Separate Account A as of December 31, 2001, and for the periods ended December 31, 2001 and 2000, as well as the Independent Accountants' Reports, are also contained herein.

        The unaudited financial statements of Farmers New World Life Insurance Company from the periods December 31, 2001 to September 30, 2002 and December 31, 2000 to September 30, 2001 are contained herein.

        In addition, the unaudited financial statements for the Farmers Variable Life Separate Account A from the periods December 31, 2001 to September 30, 2002 and December 31, 2000 to September 30, 2001 are contained herein.

                    FARMERS' EXECUTIVE OFFICERS AND DIRECTORS

        Farmers is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of Farmers' executive officers and directors.

                               BOARD OF DIRECTORS

        The following table gives the name, address and principal occupation during the past five years of the senior officers of Farmers (other than officers listed above as directors).

                          Positions With                Principal Occupation
Name and Address             Farmers                    During Past 5 Years
----------------          --------------                ----------------------
Jerry J. Carnahan           Board Director and Chief     Board Director, Farmers
4680 Wilshire Boulevard     Marketing Officer            since 7/02; Chief
Los Angeles, CA                                          Marketing Officer,
                                                         Farmers since 5/02;
                                                         President, Personal
                                                         Lines, Farmers from
                                                         7/01 to 5/02; Vice
                                                         President, Executive
                                                         Director of California,
                                                         Farmers from 6/99 to
                                                         7/01; Vice President of
                                                         Sales, Farmers from
                                                         9/98 to 6/99; Nevada
                                                         State Executive
                                                         Director, Farmers from
                                                         5/96 to 9/98.

Martin D. Feinstein         Board Director and           Chairman of the Board,
4680 Wilshire Boulevard     Chairman of the Board        Farmers Group Inc.
Los Angeles, CA                                          since 11/97; President,
                                                         Chief Executive
                                                         Officer, Farmers Group
                                                         Inc. since 1/95; Board
                                                         Director, Farmers Group
                                                         Inc. since 2/95; Board
                                                         Director, Farmers since
                                                         5/02; Chairman of the
                                                         Board, Farmers since
                                                         7/02.

Paul N. Hopkins             Board Director               Senior Vice President,
4680 Wilshire Boulevard                                  Farmers Group Inc.
Los Angeles, CA                                          since 1998; Chief
                                                         Marketing Officer,
                                                         Farmers Group Inc. from
                                                         1998 to 5/02; Senior
                                                         Vice President,
                                                         Agencies for Farmers
                                                         Group Inc. from
                                                         1997-1998; Board
                                                         Director, Farmers since
                                                         5/02.

Michael W. Keller           Board Director and Vice      Board Director, Farmers
3003 - 77th Ave., S.E.      President                    since 7/00; Vice
Mercer Island, WA                                        President, Principal
                                                         Financial Group from
                                                         3/95 to 7/00; Vice
                                                         President - Life
                                                         Marketing, Farmers
                                                         since 7/00.



                          Positions With                Principal Occupation
Name and Address             Farmers                    During Past 5 Years
----------------          --------------                ----------------------
Ryan R. Larson              Board Director, Vice         Board Director, Farmers
3003 - 77th Ave., S.E.      President and Actuary        since 7/02; Vice
Mercer Island, WA                                        President, Actuary,
                                                         Farmers since 4/02;
                                                         Chief Product Actuary,
                                                         Northern Life Insurance
                                                         Co. from 3/98 to 3/02;
                                                         Vice President,
                                                         American Express
                                                         Financial Advisors from
                                                         1972 to 1/98.

C. Paul Patsis              Board Director, President    President, Chief
3003 - 77th Ave., S.E.      and Chief Executive Officer  Executive Officer and
Mercer Island, WA                                        Board Director, Farmers
                                                         since 5/98; Chairman of
                                                         the Board, Farmers from
                                                         5/98 to 7/02; Vice
                                                         President, Board
                                                         Director, Farmers
                                                         Financial Solutions
                                                         since 9/00; President,
                                                         Marketing One from 1989
                                                         to 5/98.


James I. Randolph           Board Director, Vice         Board Director, Farmers
3003 - 77th Ave., S.E.      President and Assistant      since 4/00; Vice
Mercer Island, WA           Secretary                    President Insurance
                                                         Operations, Assistant
                                                         Secretary, Farmers
                                                         since 9/91.

Gary R. Severson            Board Director               Vice Chairman, Laird
801 2nd Ave.,                                            Norton Trust since
Seattle, WA                                              1997; Board Director,
                                                         Farmers since 7/02.

Richard M. Shriver          Board Director               Board Director, Farmers
3003 - 77th Ave., S.E.                                   since 7/02; Washington
Mercer Island, WA                                        State Executive
                                                         Director, Farmers since
                                                         1/01; Market Manager,
                                                         Farmers from 9/00 to
                                                         1/01; California Sales
                                                         Manager, Farmers from
                                                         10/99 to 9/00; Division
                                                         Manager, Farmers from
                                                         10/94 to 10/99.

John F. Sullivan, Jr.       Board Director               Board Director, Farmers
1201 3rd Ave., #3390                                     since 7/02; retired
Seattle, WA                                              President, G. J.
                                                         Sullivan Company since
                                                         1995.


                                 SENIOR OFFICERS

                          POSITIONS WITH                PRINCIPAL OCCUPATION
NAME AND ADDRESS             FARMERS                    DURING PAST 5 YEARS
----------------          --------------                ----------------------
Sharylee Barnes, M.D.       Medical Director             Assistant Medical
3003 - 77th Ave., S.E.                                   Director of Swiss
Mercer Island, WA                                        Reinsurance and Private
                                                         Practice.

M. Douglas Close            Vice President &             Associate General
4680 Wilshire Blvd.         General Counsel              Counsel, FGI since
Los Angeles, CA                                          1990.

Sharon D. Courlas, M.D.     Vice President &             Medical Director, FNWL
3003 - 77th Ave., S.E.      Medical Director             since 1991; Medical
Mercer Island, WA                                        Director at Safeco from
                                                         1/99 to 5/99;
                                                         Consulting Contract
                                                         Medical Director, PEMCO
                                                         since 1997.

David A. Demmon             Assistant Treasurer          Board Director, Farmers
4680 Wilshire Blvd.                                      from 4/00 to 7/02;
Los Angeles, CA                                          Assistant Vice
                                                         President and
                                                         Treasurer, Farmers from
                                                         1992 to 7/02; Assistant
                                                         Treasurer, Farmers
                                                         since 7/02.


                          POSITIONS WITH                PRINCIPAL OCCUPATION
NAME AND ADDRESS             FARMERS                    DURING PAST 5 YEARS
----------------          --------------                ----------------------
Gerald A. Dulek             Assistant Vice               Vice President Real
4680 Wilshire Blvd.         President                    Estate & Support
Los Angeles, CA                                          Services, FGI since
                                                         3/76.

Gerald E. Faulwell          Vice President &             Senior Vice President
4680 Wilshire Blvd.         Assistant Treasurer          & Chief Financial
Los Angeles, CA                                          Officer, FGI since
                                                         1988.

Laszlo G. Heredy            Vice President               Vice President, FGI
4680 Wilshire Blvd.                                      since 12/80.
Los Angeles, CA

Doren E. Hohl               Assistant Secretary          Secretary & Senior
4680 Wilshire Blvd.                                      Corporate Counsel, FGI
Los Angeles, CA                                          since 3/92.

Paul F. Hott                Assistant Vice               Assistant Vice
3003 - 77th Ave., S.E.      President                    President MIS, FNWL
Mercer Island, WA                                        since 3/95; Computer
                                                         Operations Manager from
                                                         4/93 to 3/95.

Kathleen D. Katovich        Assistant Secretary          Senior Corporate
4680 Wilshire Blvd.                                      Counsel, FGI since
Los Angeles, CA                                          2/96; Assistant General
                                                         Counsel, California
                                                         Institute of Technology
                                                         from 1992 to 1996.

Hubert L. Mountz            Assistant Treasurer          Vice President, Taxes
4680 Wilshire Blvd.                                      and Assistant
Los Angeles, CA                                          Treasurer, FGI since
                                                         3/90.

Link R. Murphy, M.D.        Assistant Medical            Assistant Medical
2500 Farmers Way            Director                     Director, FNWL since
Columbus, OH                                             1983; private practice
                                                         from 1983 to 1999.

John R. Patton              Assistant Vice               Assistant Vice
3003 - 77th Ave., S.E.      President & Secretary        President & Secretary,
Mercer Island, WA                                        FNWL since 11/98; Life
                                                         Claims Manager, FNWL
                                                         from 3/85 to 11/98.

Maryann M. Seltzer          Assistant Secretary          Senior Corporate
4680 Wilshire Blvd.                                      Counsel, FGI since
Los Angeles, CA                                          1973.


        We hold the assets of the variable account physically segregated and apart from our general account and any other separate investment accounts. We maintain records of all purchases and sales of portfolio shares by each of the subaccounts. Additional protection for the assets of the variable account is provided by a blanket fidelity bond issued by Federal Insurance Company to Farmers Group, Inc. providing aggregate coverage of $30,000,000 (subject to a $500,000 deductible) for all officers and employees of Farmers Group, Inc.

ILLUSTRATIONS
================================================================================

        The following illustrations have been prepared to help show how certain values under a sample Policy would change with different hypothetical rates of investment performance over an extended period of time. The illustrations show Contract Values and Surrender Values as well as death benefits. The tables illustrate how Contract Values and Surrender Values, which reflect all applicable charges and deductions, and death benefits of the Policy at the illustrated issue ages would have varied over time if the return on the assets of the portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The tables assume that an annual premium of $1,000 was paid on the first day of each Policy year and that there were never any Policy loans. For comparison, the tables also show how the premiums would have accumulated if they had been invested in a typical interest-bearing account at a net interest rate of 5%.

        The Contract Values, Surrender Values and death benefits shown in the tables reflect the fact that the hypothetical net rate of return for each subaccount is lower than the gross rate of return on the portfolios as a result of expenses and fees incurred by the portfolios and the variable account, and as a result of mortality and expense risk charges. The illustrations assume that the assets in the portfolios are subject to average annual portfolio expenses equal to [__________]% of the average daily net assets (this does not include the mortality and expense risk charge). This assumes an equal allocation of values between all subaccounts, is based on the arithmetic average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. The illustrations reflect the fee waivers and expense reimbursements in effect during fiscal year 2001 for the [____________]. Without these waivers and reimbursements, total annual expenses for these portfolios would have been [______]respectively, and the illustrations would have assumed that the assets in the portfolios were subject to average annual portfolio expenses of[__________]%. For information on portfolio expenses, see the Portfolio Expense Table above.

        The illustrations also take into account the daily charge assessed against each subaccount for assuming mortality and expense risks. This charge is equivalent to an annual charge of 0.70% of the average daily net assets in the subaccounts during the first 10 Policy years, 0.30% in years 11 through 20, and 0.25% thereafter. The illustrations take into account the percent of premium factor, the monthly cost of insurance charge, the monthly administration charge, and the surrender charges where applicable. Since these charges vary by factors such as issue age, sex and underwriting class and other characteristics of the insured, the charges for your Policy are likely to differ significantly from the charges reflected in these illustrations.

        Taking into consideration the assumed annual average portfolio expenses of [ ]% and the annual charges for mortality and expense risks, the gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of [ ]%, [ ]% and [ ]% in years 1 through 10, [ ]%, [ ]% and [ ]% in years 11 through 20, and [ ]%, [ ]% and [ ]% thereafter.

        The tables illustrating Policy values are based on the assumptions that the owner pays the premiums indicated, does not change the principal sum, and does not make any withdrawals or take any Policy loans. The values under an actual Policy may be significantly different from those shown even if the portfolio returns average 0%, 6% or 12% but fluctuate over and under those averages throughout the years shown.

        THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Contract Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, and your Policy loan and withdrawal history.

        Depending on the timing and degree of fluctuation in actual investment returns, the actual Policy values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the policyowner pays more than the stated premium.

        Separate illustrations on each of the following pages reflect our current cost of insurance and administration charges and the higher guaranteed maximum cost of insurance and administration charges that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.

        The death benefits illustrated in the illustrations assume that the level death benefit option (Option B) is chosen increase in certain years, reflecting current Internal Revenue Code requirements.

        Zero values in the illustration indicate the Policy lapses unless premiums higher than those illustrated are paid.

        These illustrations are based on Farmers' sex distinct rates for non-tobacco users.

        Since the Cost of Insurance and other charges differ significantly based on issue age, sex, underwriting class and other factors, the values for your Policy are likely to differ significantly from the values shown in these hypothetical illustrations. Upon request, we will furnish comparable illustrations based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those reflected in the following illustrations. Upon request, we will furnish a comparable illustrations based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those reflected in the following illustrations.

                 Flexible Premium Variable Life Insurance Policy
       Male Standard Non-Nicotine, Annual Premium of $1,000, Issue Age 35
                         $100,000 Initial Death Benefit
                         (Option B Level Death Benefit)
     Hypothetical Values Based on Current Cost of Insurance, Administration
                               and Other Charges

                         0% Hypothetical Gross Investment     6% Hypothetical Gross Investment    12% Hypothetical Gross Investment
                                   Return                               Return                              Return
                         --------------------------------    ----------------------------------   ---------------------------------
            Premiums
           Paid Plus
Policy      Interest     Contract   Surrender     Death      Contract    Surrender      Death     Contract    Surrender     Death
 Year       at 5%***       Value      Value       Benefit      Value       Value        Benefit     Value       Value      Benefit
------     ---------     --------   ---------     -------    --------    ---------      -------   --------    ----------   --------
   1           1,050
   2           2,153
   3           3,310
   4           4,526
   5           5,802
   6           7,142
   7           8,549
   8          10,027
   9          11,578
   10         13,207
   11         14,917
   12         16,713
   13         18,599
   14         20,579
   15         22,657
   16         24,840
   17         27,132
   18         29,539
   19         32,066
   20         34,719

   25         50,113
   30         69,761
   35         94,836
   40        126,840
   45        167,685



*** This column is provided for comparison only. It does not represent any values that can accumulate in a Policy.

                 Flexible Premium Variable Life Insurance Policy
       Male Standard Non-Nicotine, Annual Premium of $1,000, Issue Age 35
                         $100,000 Initial Death Benefit
                         (Option B Level Death Benefit)
             Hypothetical Values Based on Maximum Cost of Insurance
                       and Maximum Administration Charge

                        0% Hypothetical Gross Investment       6% Hypothetical Gross Investment    12% Hypothetical Gross Investment
                                     Return                                  Return                              Return
                        --------------------------------     ------------------------------------  ---------------------------------
            Premiums
           Paid Plus
Policy      Interest    Contract    Surrender     Death      Contract     Surrender      Death      Contract    Surrende     Death
 Year       at 5%***      Value       Value      Benefit       Value        Value        Benefit      Value       Value     Benefit
------     ---------    --------    ---------    -------     --------     ---------      --------   ---------   --------    -------
   1           1,050
   2           2,153
   3           3,310
   4           4,526
   5           5,802
   6           7,142
   7           8,549
   8          10,027
   9          11,578
   10         13,207
   11         14,917
   12         16,713
   13         18,599
   14         20,579
   15         22,657
   16         24,840
   17         27,132
   18         29,539
   19         32,066
   20         34,719

   25         50,113
   30         69,761
   35         94,836
   40        126,840
   45        167,685



*** This column is provided for comparison only. It does not represent any values that can accumulate in a Policy.

APPENDIX A - GUARANTEED MAXIMUM COST OF INSURANCE RATES

                           GUARANTEED MAXIMUM MONTHLY
       COST OF INSURANCE RATES FOR A MALE NON-NICOTINE (ISSUE AGES 21-75)*
                       Per $1000 of Risk Insurance Amount

             Cost of                Cost of                  Cost of              Cost of              Cost of              Cost of
 Attained   Insurance   Attained   Insurance    Attained   Insurance   Attained  Insurance  Attained  Insurance  Attained  Insurance
   Age        Rate        Age        Rate          Age        Rate        Age     Rate        Age      Rate       Age        Rate
---------   ---------   --------   ---------   ---------   ---------   --------- ---------  --------- ---------  --------- ---------
    21                    35                       49                     62                  75                   88
    22                    36                       50                     63                  76                   89
    23                    37                       51                     64                  77                   90
    24                    38                       52                     65                  78                   91
    25                    39                       53                     66                  79                   92
    26                    40                       54                     67                  80                   93
    27                    41                       55                     68                  81                   94
    28                    42                       56                     69                  82                   95
    29                    43                       57                     70                  83
    30                    44                       58                     71                  84
    31                    45                       59                     72                  85
    32                    46                       60                     73                  86
    33                    47                       61                     74                  87
    34                    48



        * Different rates apply for male nicotine users, and females.

        If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table times the special premium class rating factor shown on the Policy Specifications page.

APPENDIX B -- FINANCIAL STATEMENTS


[TO BE PROVIDED BY PRE-EFFECTIVE AMENDMENT]

                                     PART II

                           UNDERTAKING TO FILE REPORTS

           Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    STATEMENT WITH RESPECT TO INDEMNIFICATION

           Under its By-laws, Farmers New World Life Insurance Company, to the full extent permitted by the Washington Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Farmers, as provided below.

By-laws of Farmers New World Life Insurance Company (as amended October 24,
1995)


              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION 47.

           (a) RIGHT OF INDEMNITY. Each person who acts as a Director, officer or employee of the corporation shall be indemnified by the corporation for all sums which he becomes obligated to pay, (including counsel fees, expenses and court costs actually and necessarily incurred by him) in connection with any action, suit or proceeding in which he is made a party by reason of his being, or having been a Director, officer, or employee of the corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for bad faith or misconduct in the performance of his duties as such Director, officer or employee, and except any sum paid to the corporation in settlement of an action, suit or proceeding based upon bad faith or misconduct in the performance of his duties.

           (b) SCOPE OF INDEMNITY. The right of indemnification in this article provided shall inure to each Director, officer and employee of the corporation, whether or not he is such Director, officer or employee at the time he shall become obligated to pay such sums, and whether or not the claim asserted against him is based on matters which antedate the adoption of this article; and in the event of his death shall extend to his legal representatives. Each person who shall act as a Director, officer or employee of the corporation shall be deemed to be doing so in reliance upon such right of indemnification; and such right shall not be deemed exclusive of any other right to which any such person may be entitled, under any by-law, agreement, vote of stockholders, or otherwise.

           (C) DETERMINATION OF CLAIMS FOR INDEMNITY. The Board of Directors of the corporation, acting at a meeting at which a majority of the quorum is unaffected by self-interest (notwithstanding that other members of the quorum present but not voting may be so affected), shall determine the propriety and reasonableness of any indemnity claimed under this article, and such determination shall be final and conclusive. If, however, a majority of a quorum of the

Board which is unaffected by self-interest and willing to act is not obtainable, the Board in its discretion may appoint from among the stockholders who are not Directors or officers or employees of the corporation, a committee of two or more persons to consider and determine any such question, and the determination of such committee shall be final and conclusive.

                              RULE 484 UNDERTAKING

           Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATION PURSUANT TO SECTION 26(f)(2)(A)

           Farmers New World Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of __ pages.
     Undertaking to file reports.
     Statement with respect to indemnification.
     Rule 484 undertaking.
     Representation pursuant to Section 26(f)(2)(A).
     The signatures.

     Written consents of the following persons: Joel Kuni, M. Douglas Close, PricewaterhouseCoopers LLP and Sutherland Asbill & Brennan LLP The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     1.
              A.

              (1) Resolution of the Board of Directors of Farmers New World Life Insurance Company establishing Farmers Variable Life Separate Account A.(1)

              (2)     Not Applicable.

              (3)(a)  Form of Distribution Agreement.(9)

                 (b)  Registered Representative Agreement.(9)

                 (c)  Commission Rate Schedule. (9)

              (4)     Not applicable.

              (5)(a)  Specimen Flexible Premium Variable Life Insurance
                      Policy.(8)

                 (b)  Monthly Disability Benefit Rider.(8)

                 (c)  Accelerated Benefit Rider.(8)

              (6)(a) Articles of Incorporation of Farmers New World Life Insurance Company.(1)

                 (b)  By-laws of Farmers New World Life Insurance Company.(1)

              (7)     Not applicable.

                 (a) Consulting Services Agreement between McCamish Systems, L.L.C. and Farmers New World Life Insurance Company.(2)

                 (b) Participation Agreement among WM Variable Trust, WM Funds Distributor, Inc. and Farmers New World Life Insurance Company.(3)

                 (c) Amendment No. 1 to Participation Agreement among WM Variable Trust, WM Funds Distributor, Inc. and Farmers New World Life Insurance Company.(4)

                 (d) Master Administration Agreement between McCamish Systems, LLC and Farmers New World Life Insurance Company dated as of April 1, 2001.(4)

                 (e) Amendment No. 2 to Participation Agreement among WM Variable Trust, WM Funds Distributor, Inc. and Farmers New World Life Insurance Company.(5)

                 (f) Amendment No. 3 to Participation Agreement among WM Variable Trust, WM Funds Distributor, Inc. and Farmers New World Life Insurance Company.(9)

                 (g) Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc., and Farmers New World Life Insurance Company.(9)

              (9)     Not applicable.

              (10)    Form of Application for Flexible Premium Life
                      Insurance.(9)

              (11) Description of issuance, transfer and redemption procedures.(9)

              B. Not applicable.

              C. Not applicable.

      2. Opinion and consent of M. Douglas Close, Esq. as to the legality of the securities being registered.(9)

      3. Not applicable.

      4. Not applicable.

      5. Not applicable.

      6. Opinion and consent of Joel Kuni, as to actuarial matters pertaining to the securities being registered.(9)

      7. (a) Consent of PricewaterhouseCoopers LLP.(9)
         (b) Consent of Sutherland Asbill & Brennan LLP.(9)

      8. Powers of Attorney.(1)(6)(7)


--------------

(1) Incorporated herein by reference to the initial registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on July 29, 1999 (File No. 333-84023).

(2) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on November 15, 1999 (File No. 333-85183).

(3) Incorporated herein by reference to Post-Effective Amendment No. 2 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on April 27, 2001 (File No. 333-85183).

(4) Incorporated herein by reference to Post-Effective Amendment No. 3 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on April 26, 2002 (File No. 333-85183).

(5) Incorporated herein by reference to Post-Effective Amendment No. 4 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on April 27, 2002 (File No. 333-85183).

(6) Incorporated herein by reference to Post-Effective Amendment No. 2 to this registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on April 27, 2001 (File No. 333-84023).

(7) Incorporated herein by reference to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on August 28, 2002 (File No. 333-84023).

(8)   Filed herewith.

(9)   To be filed by subsequent amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Farmers Variable Life Separate Account A has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Mercer Island, the State of Washington, on this 30th day of September, 2002.


                                                  FARMERS VARIABLE LIFE SEPARATE
                                                  ACCOUNT A
(SEAL)                                                    (Registrant)

                                                  By:     FARMERS NEW WORLD LIFE
                                                          INSURANCE COMPANY
                                                             (Depositor)

Attest:  /s/ John R. Patton                       By:  /s/ C. Paul Patsis
         ------------------                            ------------------
         John R. Patton                                C. Paul Patsis
         Assistant Vice President                      President
           and Secretary                               Farmers New World Life
         Farmers New World Life                          Insurance Company
           Insurance Company


                                                  FARMERS NEW WORLD LIFE
                                                  INSURANCE COMPANY


(SEAL)

Attest:  /s/ John R. Patton                       By:  /s/ C. Paul Patsis
         ------------------                            ------------------
         John R. Patton                                C. Paul Patsis
         Assistant Vice President                      President
           and Secretary                               Farmers New World Life
         Farmers New World Life                          Insurance Company
           Insurance Company

           Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                                                                Title                                        Date
---------------------------                       -------------------------------------------------            -------------------
/s/ Jerry J. Carnahan                             Chief Marketing Officer and Director                         September 30, 2002
---------------------------
Jerry J. Carnahan*


/s/ Martin D. Feinstein                           Chairman of the Board and Director                           September 30, 2002
---------------------------
Martin D. Feinstein*


/s/ Paul N. Hopkins                               Director                                                     September 30, 2002
---------------------------
Paul N. Hopkins*


/s/ Michael W. Keller                             Vice President and Director                                  September 30, 2002
---------------------------
Michael W. Keller*


/s/ Ryan R. Larson                                Vice President, Actuary and Director                         September 30, 2002
---------------------------
Ryan R. Larson*


/s/ C. Paul Patsis                                President, Chief Executive Officer and Director              September 30, 2002
---------------------------                       (Principal Executive Officer)
C. Paul Patsis*


/s/ James I. Randolph                             Vice President, Assistant Secretary and Director             September 30, 2002
---------------------------
James I. Randolph*


/s/ Gary R. Severson                              Director                                                     September 30, 2002
---------------------------
Gary R. Severson*


/s/ Richard M. Shriver                            Director                                                     September 30, 2002
---------------------------
Richard M. Shriver*


/s/ John F. Sullivan, Jr.                         Director                                                     September 30, 2002
---------------------------
John F. Sullivan, Jr.*


/s/ David A. Demmon                               Assistant Treasurer                                          September 30, 2002
---------------------------                       (Principal Financial Officer and Principal
David A. Demmon                                   Accounting Officer)



/s/ C. Paul Patsis                                On September 30, 2002, as Attorney-in-Fact
---------------------------                       pursuant to powers of attorney filed
* By:  C. Paul Patsis                             herewith or by previous amendment.

                                  EXHIBIT INDEX

Exhibit 5(a)             Specimen Flexible Premium Variable Life Insurance Policy
Exhibit 5(b)             Monthly Disability Benefit Rider
Exhibit 5(c)             Accelerated Benefit Rider